      As filed with the Securities and Exchange Commission on July 29, 1999

                                                          Registration No.
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             REGISTRATION STATEMENT

                                       ON

                                    FORM S-6

                FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933
                     OF SECURITIES OF UNIT INVESTMENT TRUSTS
                            REGISTERED ON FORM N-8B-2

                    FARMERS VARIABLE LIFE SEPARATE ACCOUNT A
                    ----------------------------------------
                           (Exact Name of Registrant)

                    FARMERS NEW WORLD LIFE INSURANCE COMPANY
                    ----------------------------------------
                               (Name of Depositor)

             3003 77th Avenue, S.E., Mercer Island, Washington 98040
             -------------------------------------------------------
              (Address of Depositor's Principal Executive Offices)

               Depositor's Telephone Number, including Area Code:
                                 (206) 232-8400

Name and Address of Agent for Service:                  Copy to:

John R. Patton, FLMI, FLHC, CLU, ChFC                   Stephen E. Roth, Esq.
Assistant Vice President -- Staff Operations            Sutherland Asbill & Brennan LLP
Farmers New World Life Insurance Company                1275 Pennsylvania Avenue, N.W.
3003 77th Avenue, S.E.                                  Washington, D.C. 20004-2415
Mercer Island, Washington 98040

                 Approximate date of proposed public offering:
   As soon as practicable after effectiveness of the Registration Statement.

                               -------------------

                     Title of securities being registered:
Units of interest in a separate account under flexible premium variable life insurance policies.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), shall determine.

PROSPECTUS ____________, 1999


                 FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY
                                    ISSUED BY
                    FARMERS NEW WORLD LIFE INSURANCE COMPANY
                                     THROUGH
                    FARMERS VARIABLE LIFE SEPARATE ACCOUNT A

              COMPANY ADDRESS:                      SERVICE CENTER:
              3003 - 77TH AVENUE, S.E.
                                                    ------------------
              MERCER ISLAND, WASHINGTON  98040
                                                    ------------------
              (206) 232-8400                        1-800-
                                                           -----------


This prospectus describes the "______", a flexible premium variable life insurance policy (the "Policy") issued by Farmers New World Life Insurance Company. The Policy provides life insurance and accumulates variable Contract Value. The amount of life insurance may, and the Contract Value will, depend on the investment experience of the subaccounts of the Farmers Variable Life Separate Account A ("variable account") in which you invest.

You choose from two death benefit options. The death benefit will be at least the principal sum shown in the Policy Specifications, adjusted for any increases or decreases, and reduced by any outstanding indebtedness.

This prospectus provides information that a prospective owner should know before investing and you should keep this prospectus for future reference. You should consider whether this Policy is suitable for you in light of your life insurance needs.

You can allocate Contract Value to:

   - the subaccounts of the variable account, which invest in the portfolios of the mutual funds listed on this page; or

   -  a fixed account, which credits a specified rate of interest.

AN INVESTMENT IN THIS POLICY IS NOT A BANK DEPOSIT, AND THE POLICY IS NOT INSURED OR GUARANTEED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENT AGENCY.

PLEASE READ THE "RISK SUMMARY" SECTION OF THIS PROSPECTUS. IT DESCRIBES CERTAIN RISKS ASSOCIATED WITH INVESTING IN THE POLICY.

The following portfolios of underlying mutual funds are currently available under the Policy:

[ ] JANUS ASPEN SERIES
    Capital Appreciation Portfolio

[ ] KEMPER VARIABLE SERIES
    Kemper High Yield Portfolio
    Kemper Government Securities Portfolio
    Kemper-Dreman High Return Equity Portfolio
    Kemper Small Cap Growth Portfolio

[ ] PIMCO VARIABLE INSURANCE TRUST
    PIMCO Low Duration Bond
    PIMCO Foreign Bond

[ ] SCUDDER VARIABLE LIFE INVESTMENT FUND
    Scudder VLIF International
    Scudder VLIF Growth and Income
    Scudder VLIF Bond
    Scudder VLIF Money Market

[ ] TEMPLETON VARIABLE PRODUCTS SERIES FUND
    Templeton Developing Markets Fund

A prospectus for each of the underlying portfolios available through the variable account must accompany this prospectus. Please read these documents before investing and save them for future reference.

THE SECURITIES AND EXCHANGE COMMISSION HAS NOT APPROVED OR DISAPPROVED THIS POLICY OR DETERMINED THAT THIS PROSPECTUS IS ACCURATE OR COMPLETE.

ANY ONE WHO TELLS YOU OTHERWISE IS COMMITTING A FEDERAL CRIME.

TABLE OF CONTENTS

===============================================================================

GLOSSARY.....................................................................1

POLICY SUMMARY...............................................................4

  PREMIUMS...................................................................4
  INVESTMENT OPTIONS.........................................................4
  CONTRACT VALUE.............................................................5
  CHARGES AND DEDUCTIONS.....................................................5
  SURRENDERS AND WITHDRAWALS.................................................6
  DEATH BENEFITS.............................................................6
  TRANSFERS..................................................................7
  LOANS......................................................................7

RISK SUMMARY.................................................................7

  INVESTMENT RISK............................................................7
  RISK OF LAPSE..............................................................8
  TAX RISKS..................................................................8
  WITHDRAWAL LIMITS..........................................................8
  LOAN RISKS.................................................................8
  EFFECTS OF SURRENDER CHARGES...............................................9
  COMPARISON WITH OTHER INSURANCE POLICIES...................................9
  ILLUSTRATIONS..............................................................9

PORTFOLIO EXPENSE TABLE.....................................................10

FARMERS NEW WORLD LIFE INSURANCE COMPANY....................................12

  FARMERS NEW WORLD LIFE INSURANCE COMPANY..................................12
  THE FIXED ACCOUNT.........................................................12

THE VARIABLE ACCOUNT AND THE PORTFOLIOS.....................................13

  THE VARIABLE ACCOUNT......................................................13
  THE PORTFOLIOS............................................................14
  YOUR RIGHT TO VOTE PORTFOLIO SHARES.......................................16

THE POLICY..................................................................17

  PURCHASING A POLICY.......................................................17
  WHEN INSURANCE COVERAGE TAKES EFFECT......................................18
  OWNERSHIP RIGHTS..........................................................18
    CHANGING THE OWNER......................................................19
    SELECTING AND CHANGING THE BENEFICIARY..................................19
    ASSIGNING THE POLICY....................................................19
  CANCELING A POLICY........................................................19

PREMIUMS....................................................................20

  PREMIUM FLEXIBILITY.......................................................20
  MINIMUM PREMIUMS..........................................................20

  PLANNED PREMIUMS..........................................................21
  REINSTATEMENT.............................................................21
  ALLOCATING PREMIUMS.......................................................21

CONTRACT VALUES.............................................................22

  CONTRACT VALUE............................................................22
  POLICY VALUE..............................................................22
  SURRENDER VALUE...........................................................22
  SUBACCOUNT VALUE..........................................................22
  UNIT VALUE................................................................23
  FIXED ACCOUNT VALUE.......................................................23

CHARGES AND DEDUCTIONS......................................................24

  PREMIUM DEDUCTIONS........................................................25
  MONTHLY DEDUCTION.........................................................25
    COST OF INSURANCE.......................................................25
    CHARGES FOR RIDERS......................................................26
    MONTHLY ADMINISTRATION CHARGE...........................................26
    FLAT EXTRA CHARGE.......................................................26
  MORTALITY AND EXPENSE RISK CHARGE.........................................26
  SURRENDER CHARGE..........................................................27
  TRANSFER CHARGE...........................................................27
  PORTFOLIO EXPENSES........................................................28
  OTHER CHARGES.............................................................28

DEATH BENEFIT...............................................................29

  DEATH BENEFIT PROCEEDS....................................................29
  DEATH BENEFIT OPTIONS.....................................................29
  CHANGING DEATH BENEFIT OPTIONS............................................31
  EFFECTS OF WITHDRAWALS ON THE DEATH BENEFIT...............................32
  CHANGING THE PRINCIPAL SUM................................................32
  PAYMENT OPTIONS...........................................................33

SURRENDERS AND WITHDRAWALS..................................................33

  SURRENDERS................................................................33
  PARTIAL WITHDRAWALS.......................................................34

TRANSFERS...................................................................34

  TELEPHONE TRANSFERS.......................................................35

LOANS.......................................................................36

  LOANS CONDITIONS..........................................................36
  EFFECT OF POLICY LOANS....................................................37

POLICY LAPSE................................................................37

  LAPSE.....................................................................37

FEDERAL TAX CONSIDERATIONS..................................................38

  TAX STATUS OF THE POLICY..................................................38
  TAX TREATMENT OF POLICY BENEFITS..........................................38

OTHER POLICY INFORMATION....................................................40

  OUR RIGHT TO CONTEST THE POLICY...........................................40
  SUICIDE EXCLUSION.........................................................40

  MISSTATEMENT OF AGE OR SEX................................................41
  MODIFYING THE POLICY......................................................41
  WHEN WE WILL MAKE PAYMENTS................................................41
  REPORTS TO OWNERS.........................................................41
  POLICY TERMINATION........................................................42
  SUPPLEMENTAL BENEFITS (RIDERS)............................................42

PERFORMANCE DATA............................................................43

  HYPOTHETICAL ILLUSTRATIONS BASED ON ADJUSTED HISTORIC PORTFOLIO
   PERFORMANCE..............................................................43

ADDITIONAL INFORMATION......................................................44

  SALE OF THE POLICIES......................................................44
  LEGAL MATTERS.............................................................44
  LEGAL PROCEEDINGS.........................................................44
  YEAR 2000 MATTERS.........................................................44
  FINANCIAL STATEMENTS......................................................45
  FARMERS' EXECUTIVE OFFICERS AND DIRECTORS.................................46

ILLUSTRATIONS...............................................................48

APPENDIX A - GUARANTEED MAXIMUM COST OF INSURANCE RATES......................1

APPENDIX B - TABLE OF SURRENDER CHARGE FACTORS...............................1

APPENDIX C - FINANCIAL STATEMENTS............................................1

    ------------------------------------------------------------------------

GLOSSARY

ACCUMULATION UNIT
An accounting unit we use to calculate subaccount values. It measures the net investment results of each of the variable subaccounts.

ATTAINED AGE
The insured's age when we issued the Policy plus the number of years completed since we issued the Policy.

BENEFICIARY
The person(s) you select to receive the death benefit from this Policy.

CASH VALUE
The Contract Value minus any applicable surrender charge.

COMPANY (WE, US, OUR, FARMERS)
Farmers New World Life Insurance Company

CONTRACT VALUE
The sum of the values you have in the variable account and the fixed account. If you have a loan outstanding, the Contract Value includes any amounts we hold in the loan account to secure the loan.

CUMULATIVE MINIMUM PREMIUMS
The sum of all past monthly-mode minimum premiums due since the issue date. The initial minimum premium is specified on the Policy specifications page. The minimum premium will change if you increase or decrease the principal sum or if certain other changes in the Policy occur.

DEATH BENEFIT PROCEEDS
The amount we will pay to the beneficiary when we receive proof of the insured's death. We will reduce the proceeds by the amount of any outstanding loans (including any interest you owe), and any due and unpaid monthly deductions.

FIXED ACCOUNT
An option to which you can direct your Contract Value under the Policy. It provides a guarantee of principal and interest. The assets supporting the fixed account are held in our general account and are not part of, or dependent on, the investment performance of the variable account.

FIXED ACCOUNT VALUE
Your Contract Value in the fixed account.

GENERAL ACCOUNT
The account containing all of Farmers' assets, other than those held in its separate accounts.

INITIAL PREMIUM
The amount you must pay before insurance coverage begins under this Policy. The initial premium is shown on your Policy's specification page.

INSURED
The person whose life is insured by this Policy.

ISSUE DATE
The date when life insurance coverage begins. We measure Policy months, Policy years, and Policy anniversaries from the issue date. On the issue date, we place your initial premium (reduced by the percent of premium factor) in the fixed account until the reallocation date. The first monthly deduction occurs on the issue date.

LAPSE
When life insurance coverage ends because you do not have enough Contract Value to pay the monthly deduction, the surrender charge and any outstanding loan amount (including any interest you owe on the loan(s)), and you have not made a sufficient payment by the end of a 61-day grace period.

LOAN AMOUNT
The total amount of all outstanding Policy loans, including both principal and interest due. We deduct an amount equal to the loan amount from your Contract Value and place it in the loan account as collateral for the loans. The loan account is part of our general account.

MATURITY DATE
The Policy anniversary when the insured reaches age 110 and life insurance coverage under this

Policy ends. The maturity date is shown on the Policy specifications page.

MONTHLY DEDUCTION
The amount we deduct from the Contract Value each month to pay for the insurance coverage. The monthly deduction includes the cost of insurance charge, the monthly administration charge, the cost of any riders, and any flat extra charge for a special premium class.

MONTHLY DUE DATE
This is the day of each month when we determine Policy charges and deduct them from Contract Value. It is the same date each month as the issue date. If there is no Valuation Day that coincides with the issue date in the calendar month, the monthly due date is the next Valuation Day.

OWNER (YOU, YOUR)
The person entitled to exercise all rights as owner under the Policy.

PERCENT OF PREMIUM FACTOR
This is the factor (currently .95) by which we multiply each premium payment to determine the amount of premium credited to the Contract Value. We retain the balance of each premium to compensate us for certain expenses such as premium taxes and selling expenses. The percent of premium factor is shown on your Policy's specifications page.

PREMIUMS
All payments you make under the Policy other than loan repayments.

PRINCIPAL SUM
The amount of the initial death benefit. The initial principal sum is set forth on the specifications page. You may increase or decrease the principal sum under certain conditions. Certain actions you take, such as changing the death benefit option or taking a partial withdrawal, may also affect the amount of the principal sum. The actual death benefit proceeds we pay under the Policy may be more or less than the principal sum.

REALLOCATION DATE
The date shown on the Policy specifications page when we reallocate any premium (plus interest) held in the fixed account to the subaccounts and fixed account as you directed in your application. The reallocation date is the issue date, plus the number of days in your state's right to examine period, plus 15 days.

RIGHT TO EXAMINE PERIOD
The period when you may return the Policy and receive a refund. The length of the right to examine period varies by state. It will be at least 10 days from the date you receive the Policy. Your Policy's specification page shows the right to examine period.

SERVICE CENTER
The Service Center is located at _________________, _____________________. The phone number is 1-800-___-____. The administrator for the Policies is [ ].

SUBACCOUNT
A subdivision of the Farmers Variable Life Separate Account A (variable account). We invest each subaccount's assets exclusively in shares of one investment portfolio of a mutual fund.

SURRENDER
To cancel the Policy by signed request from the owner.

SURRENDER VALUE
The amount we will pay you if you surrender the Policy while it is in force. The Surrender Value on the date you surrender is equal to: the Contract Value, minus any surrender charge, and minus any outstanding loan amount (including any interest you owe on the loan(s)).

VALUATION DAY
Each day that the New York Stock Exchange ("NYSE") is open for trading, except when a subaccount's corresponding portfolio does not value its shares. Farmers New World Life Insurance Company is open to administer the Policy on each day the NYSE is open.

VALUATION PERIOD
The period of time over which we determine the change in the value of the subaccounts in order to price accumulation units. Each valuation period begins at the close of normal trading on the NYSE (currently 4:00 p.m. Eastern time on each Valuation Day) and ends at the close of normal trading on the NYSE on the next Valuation Day.

VARIABLE ACCOUNT
Farmers Variable Life Separate Account A. It is a separate investment account that is divided into subaccounts, each of which invests in a corresponding portfolio of a designated mutual fund.

VARIABLE ACCOUNT VALUE
The total value of your Policy allocated to the subaccounts of the variable account.

WRITTEN NOTICE
The written notice you must sign and send us to request or exercise your rights as owner under the Policy. To be complete, it must: (1) be in a form we accept,
(2) contain the information and documentation that we determine is necessary, and (3) be received at our Service Center.

YOU (YOUR, OWNER)
The person entitled to exercise all rights as owner under the Policy.

POLICY SUMMARY

This summary describes important features of the Policy and corresponds to sections in this prospectus which discuss the topics in more detail. Please refer to the Glossary for definitions of certain terms.

                                    PREMIUMS

- You can select a premium payment plan. Within certain limits specified in your Policy, you can vary the frequency and amount of premiums. You may be able to skip premium payments under certain circumstances. However, you greatly increase your risk of lapse if you do not regularly pay premiums at least as large as the current minimum premium.

-   We will not accept any premiums after the insured reaches attained age
    100.

- After you make an initial premium payment, you can pay subsequent premiums (minimum $25) at any time.

- We multiply each premium by the percent of premium factor (currently 0.95) and credit the resulting amount to the Contract Value.

- The initial minimum premium and payment mode are shown on your Policy specification page. The minimum premium will change if you increase or decrease the principal sum, if you change or add a rider, if you take a partial withdrawal and you have chosen level death benefit (Option B), or if the insured's premium class changes.

- PAYING THE CURRENT MINIMUM PREMIUM EACH MONTH WILL NOT NECESSARILY KEEP YOUR POLICY IN FORCE. Even if you pay the current minimum premium according to your payment plan, your Policy will lapse if the Contract Value, less loans and interest owed, the "net Contract Value" is not enough to cover a monthly deduction.

- There will be a 61-day grace period before your Policy lapses. The grace period begins when you are sent notice that the Surrender Value (or net Contract Value) is insufficient to cover a monthly deduction. If you fail to make a sufficient payment during the 61-day grace period, your Policy will lapse and terminate without value. See Risk of Lapse; and Policy Lapse.

- Once you receive your Policy, the RIGHT TO EXAMINE PERIOD begins. You may return the Policy during this period and receive a refund. See Canceling a Policy.

- New net premium(s) will be allocated to the subaccounts and the fixed account in accordance with your instructions in the application, unless you provide different instructions with your premium payments. Any future net premiums will be allocated in accordance with the new instructions, unless we receive contrary instructions.


                               INVESTMENT OPTIONS

VARIABLE ACCOUNT:

- You may direct the money in your Policy to any of the 12 subaccounts of the variable account. WE DO NOT GUARANTEE ANY MONEY YOU PLACE IN THE SUBACCOUNTS. THE VALUE OF EACH SUBACCOUNT WILL INCREASE OR DECREASE, DEPENDING ON THE INVESTMENT PERFORMANCE OF THE CORRESPONDING PORTFOLIO. YOU COULD LOSE SOME OR ALL OF YOUR MONEY.

- Each subaccount invests exclusively in one investment portfolio of a mutual fund. The following mutual funds and portfolios are currently available:

    [ ] Janus Aspen Series
         Capital Appreciation Portfolio
    [ ] Kemper Variable Fund Series
         Kemper High Yield Portfolio
         Kemper Government Securities Portfolio

         Kemper-Dreman High Return Equity Portfolio
         Kemper Small Cap Growth Portfolio
    [ ] PIMCO Variable Insurance Trust
         PIMCO Low Duration Bond
         PIMCO Foreign Bond
    [ ] Scudder Variable Life Investment Fund
         Scudder VLIF International (A-Shares)
         Scudder VLIF Growth and Income (A-Shares)
         Scudder VLIF Bond (A-Shares)
         Scudder VLIF Money Market
    [ ] Templeton Variable Products Series Fund
         Templeton Developing Markets Fund (Class 2 Shares)


FIXED ACCOUNT:

    - You may place money in the fixed account where it earns interest at an annual rate of at least 4%. We may declare higher rates of interest, but are not obligated to do so.

                                 CONTRACT VALUE


- Contract Value is the sum of your amounts in the subaccounts and the fixed account. Contract Value also includes amounts we hold in the loan account to secure any outstanding loans.

- Contract Value varies from day to day, depending on the investment experience of the subaccounts you choose, the interest we credit to the fixed account, the charges we deduct, and any other transactions (such as transfers, withdrawals, and loans.)

- Contract Value is the starting point for calculating important values under the Policy, such as the Surrender Value and the death benefit.

- We do not guarantee a minimum Contract Value. Your Policy may lapse if you do not have sufficient Contract Value (minus any loan and interest you owe) to pay the monthly deduction due. If you have not paid sufficient premiums, we will look to the Surrender Value to determine whether the Policy will lapse.

- From the issue date until the reallocation date (the issue date, plus the number of days in your state's right to examine period, plus 15 days), we hold your premium(s) in the fixed account. On the reallocation date, we transfer the Contract Value in the fixed account to other subaccounts and the fixed account in accordance with the allocation percentages you provided in the application.

                             CHARGES AND DEDUCTIONS


$ Premium charge: We currently deduct 5% from each premium payment and credit the remaining 95% to your Contract Value. This occurs when we apply the percent of premium factor to each premium received. We may change the charge for new owners in the future.

$   Monthly Deduction.  Each month we deduct:

    - a cost of insurance charge for the Policy (varies by age);
    - charges for any riders;
    - a flat extra charge, if any, for a special premium class, which can range from ____ to ____;
    - a special premium class rate, applied to both current and guaranteed cost of insurance charges, for insured in a special premium class; and
    - a monthly administration charge:
      -  first year = $26;
      -  after first year = $5 (ages 21 - 50);  $7 (ages 51 - 80).

$     Surrender and withdrawal charges:

    - surrender: We deduct a surrender charge when a full surrender occurs during the first 15 Policy years. It is calculated by multiplying the number of thousands of principal sum on the issue date (minus any reductions in principal sum for which a surrender charge has already been paid) by a factor that varies by insured's age and number of years you held the Policy. THIS CHARGE MAY BE SIGNIFICANT. YOU MAY HAVE NO SURRENDER VALUE IF YOU SURRENDER YOUR

      POLICY DURING THE PERIOD WHEN SURRENDER CHARGES APPLY.

    - withdrawal (partial surrender): We deduct a processing fee equal to the lesser of $25 or 2% of the amount withdrawn, PLUS, if you elect a level death benefit (Option B), a surrender charge.

    - Decrease in principal sum: If you decrease the principal sum, we deduct surrender charges.

$ Mortality and Expense Risk Charge: Deducted daily at an annual rate to 0.90% of your average daily net assets in the variable subaccounts.

$ Transfer charge: $25 fee for the 7th and each additional transfer in a Policy year.

$ Portfolio Expenses: You indirectly bear the annual operating expenses of the portfolios in which the subaccounts invest. These may include investment advisory fees, 12b-1 fees, and other expenses. These charges vary by portfolio and range from .44% to 1.91% per year.

$   Other charges:

    - A $5 fee for each additional annual report you request.
    - A charge of $1.50 per $1,000 for each increase in principal sum (maximum charge is $300).
    - [FEES FOR RIDERS].


                           SURRENDERS AND WITHDRAWALS

- FULL SURRENDER: At any time while the Policy is in force, you may make a written request to surrender your Policy and receive the Surrender Value (that is, the Contract Value minus any surrender charge, and minus any
    outstanding loan amount including any accrued interest).   A surrender may
    have tax consequences.  See "Federal Tax Considerations."

- PARTIAL WITHDRAWALS: After the 2nd Policy year, you may make a written request to withdraw part of the Surrender Value, subject to the following rules. Withdrawals may have tax consequences. See "Federal Tax Considerations."

    - You may make only 1 withdrawal each calendar quarter;
    - You must request at least $500;
    - You may not request more than 75% of the Surrender Value;
    - Surrender charges apply to the withdrawal;
    - For each withdrawal, we deduct a processing fee equal to the lesser of $25 or 2% of the withdrawal.
    - If you select a level death benefit (Option B), the principal sum will be reduced by the amount of the partial withdrawal, plus the surrender charge.


                                 DEATH BENEFITS

- As long as it remains in force, the Policy provides for a death benefit payment upon the death of the insured.

- You must choose between two death benefit options under the Policy. You may change options after the first Policy year:

    [ ] OPTION A is a variable death benefit that is the greater of :

      -  the principal sum plus the Contract Value on the date of death; or
      - the Contract Value multiplied by the applicable death benefit percentage.

    [ ] OPTION B is a level death benefit through attained age 99 that is the greater of:

      -  the principal sum on the date of death; or
      - the Contract Value multiplied by the applicable death benefit percentage.

Any death benefit paid will be reduced by the amount of any outstanding loans and interest due.

                                    TRANSFERS

-   Each year, you may make:
    - an unlimited number of transfers from the subaccounts; and
    - one transfer from the fixed account.

- Transfers from subaccounts must be the lesser of $250, or the total value in the subaccount.

- Transfers from the fixed account may not be for more than 25% of the unloaned value in the fixed account, unless the balance after the transfer is less than $250, in which case the entire amount will be transferred.

-   We charge $25 for the 7th and each additional transfer during a year.


                                      LOANS


- You may take a loan against the Policy for amounts up to the Surrender Value minus loan interest to the next Policy anniversary date. Loans may have tax consequences.

- To secure the loan, we transfer an amount equal to the loan from the variable subaccounts and fixed account to the loan account (part of our general account). Unless you specify otherwise, the amount is withdrawn from the subaccounts and the fixed account on a pro-rata basis.

- Amounts in the loan account earn interest at the guaranteed minimum rate of 4% per year.

- We charge you a maximum interest rate of 8% per year on your loan. Interest is due and payable at the end of each Policy year. Unpaid interest becomes part of the outstanding loan.

- You may repay all or part of your outstanding loans at any time. Loan repayments must be at least $25, and must be clearly marked as "loan repayments" or they will be credited as premiums.

-   We deduct any unpaid loans from the proceeds payable on the insured's death.

-   A loan may have tax consequences.  See "Federal Tax Consequences."

RISK SUMMARY


                                 INVESTMENT RISK

    If you instruct us to invest your Contract Value in one or more subaccounts, you will be subject to the risk that investment performance will be unfavorable and that the Contract Value will decrease. If you select the fixed account, we credit your Contract Value with a declared rate of interest, but you assume the risk that the rate may decrease, although it will never be lower than a guaranteed minimum annual effective rate of 4.0%.

    Because we continue to deduct charges from Contract Value, if loans, withdrawals, and monthly deductions reduce your Surrender Value to too low an amount, and/or if investment results are not sufficiently favorable, and/or if interest rates are too low, and/or if you do not pay sufficient premiums, then your Policy's Surrender Value (or Contract Value, if you have paid sufficient premiums) may fall to zero. In that case, the Policy will lapse without value and insurance coverage will no longer be in effect, unless you make an additional payment sufficient to prevent a lapse during a 61-day grace period. However, if investment experience is sufficiently favorable and you have kept the Policy in force for a substantial time, you may be able to draw upon Contract Value, through withdrawals and loans.

                                  RISK OF LAPSE

    Certain circumstances will cause your Policy to enter a grace period during which you must make a sufficient payment to keep your Policy in force:

    - If your Policy's Surrender Value becomes zero, and cumulative premiums less withdrawals are less than cumulative minimum premiums, then the Policy will enter a 61-day grace period.

    - If cumulative premiums minus withdrawals exceed cumulative minimum premiums, then the Policy will enter a 61-day grace period whenever the Contract Value (minus outstanding loans and interest you owe on the loans) is too low to pay the entire monthly deduction due.

    Whenever your Policy enters the grace period, if you do not make a sufficient payment before the grace period ends, your Policy will terminate without value, insurance coverage will no longer be in effect, and you will receive no benefits. The payment must be sufficient enough to cause either one of the following conditions:

      1. the Surrender Value exceeds zero, after deducting all due and unpaid monthly deductions; OR

      2. cumulative premiums minus withdrawals exceed cumulative minimum premiums; AND Contract Value minus any outstanding loan and interest you owe exceeds zero, after deducting all due and unpaid monthly deductions.

    A Policy lapse will have adverse tax consequences.

                                    TAX RISKS

    Although there is limited guidance and some uncertainty, we believe that the Policy should be deemed a life insurance contract under Federal tax law, so that the death benefit paid to the beneficiary will not be subject to Federal income tax. However, depending on the total amount of premiums you pay, the Policy may be treated as a modified endowment contract ("MEC") under Federal tax laws. If a Policy is treated as a MEC, then withdrawals, surrenders and loans under a Policy will be taxable as ordinary income to the extent there are earnings in the Policy. In addition, a 10% penalty tax may be imposed on withdrawals, surrenders and loans taken before you reach age 59 1/2. You should consult a qualified tax advisor for assistance in all tax matters involving your Policy.

                                WITHDRAWAL LIMITS

    The Policy permits you to take only one partial withdrawal in any calendar quarter, after the 2nd Policy year has been completed. The amount you may withdraw is limited to 75% of the Surrender Value.

    A withdrawal reduces the Surrender Value and Contract Value, so it will increase the risk that the Policy will lapse. A withdrawal also may have tax consequences.

    A withdrawal will reduce the death benefit. If you select a level death benefit (Option B), a partial withdrawal will permanently reduce the principal sum by the amount of the withdrawal and the applicable surrender charge. If a variable death benefit (Option A) is in effect when you make a withdrawal, the death benefit also will be reduced because the Contract Value is reduced.

                                   LOAN RISKS

    A Policy loan, whether or not repaid, will affect Contract Value over time because we subtract the amount of the loan from the subaccounts and fixed account as collateral. We then credit a fixed interest rate of 4.0% to the loan collateral. As a result, the loan collateral does not participate in the investment results of the subaccounts nor does it receive any higher current interest rate credited to the fixed account. The longer the loan is outstanding, the greater the effect is likely to be. Depending on the investment results of the subaccounts and the interest rate credited to the fixed account, the effect could be favorable or unfavorable.

    A Policy loan affects the death benefit because a loan reduces the death benefit proceeds by the amount of the outstanding loan, plus any interest you owe on Policy loans.

    A Policy loan could make it more likely that a Policy would terminate. There is a risk if the loan reduces your Surrender Value (or Contract Value, if applicable) to an amount that is insufficient to pay the monthly deduction and investment results are unfavorable, that the Policy will lapse, resulting in adverse tax consequences.

                          EFFECTS OF SURRENDER CHARGES

    The surrender charges under this Policy are significant, especially in the early Policy years. It is likely that you will receive no Surrender Value if you surrender your Policy in the first few Policy years. You should purchase this Policy only if you have the financial ability to keep it in force at the initial principal sum for a substantial period of time.

    Even if you do not ask to surrender your Policy, surrender charges may play a role in determining whether your Policy will lapse. If you have not paid sufficient premiums, the Surrender Value is the measure we use to determine whether your Policy will enter a grace period, and possibly lapse.

                    COMPARISON WITH OTHER INSURANCE POLICIES

    Like fixed benefit life insurance, the Policy offers a minimum death benefit and provides a Contract Value, loan privileges and a value on surrender. However, the Policy differs from a fixed benefit policy because it allows you to place your premiums in investment subaccounts. The amount and duration of life insurance protection and of the Contract Value will vary with the investment performance of the amounts you place in the subaccounts. In addition, the Surrender Value will always vary with the investment results of your selected subaccounts.

    As you consider purchasing this Policy, keep in mind that it may not be to your advantage to replace existing insurance with the Policy.

                                  ILLUSTRATIONS

      The Illustrations provided at the end of this prospectus illustrate Contract Values, Surrender Values and Death Benefits. These illustrations are based on hypothetical rates of return that are not guaranteed. The illustrations also assume costs of insurance for a hypothetical person. Your rates of return and insurance charges may be higher or lower than those illustrations.

PORTFOLIO EXPENSE TABLE

    The following table shows the fees and expenses charged by the portfolios. The purpose of the table is to assist you in understanding the various costs and expenses that you will bear directly and indirectly. The table reflects charges and expenses of the portfolios for the fiscal year ended December 31, 1998. Expenses of the portfolios may be higher or lower in the future. For more information on the fees and expenses described in this table, see the prospectuses for the portfolios which accompany this prospectus.

ANNUAL PORTFOLIO OPERATING EXPENSES (as a percentage of average portfolio assets before fee waivers and expense reimbursements)

                                                                                                      TOTAL ANNUAL
                                                   MANAGEMENT                                        EXPENSES (AFTER
                                                      FEES                      OTHER EXPENSES           WAIVERS
                                                     (AFTER        12B-1            (AFTER                 AND
NAME OF PORTFOLIO                                   WAIVERS)       FEES         REIMBURSEMENT)       REIMBURSEMENT)
Janus Aspen Series
------------------
Capital Appreciation Portfolio(1)                      70%         ---               .22%                  .92%

Kemper Variable Series
----------------------
Kemper Government Securities Portfolio                .55%         ---               .11%                  .66%
Kemper High Yield Portfolio                           .60%         ---               .05%                  .65%
Kemper Small Cap Growth Portfolio                     .65%         ---               .05%                  .70%
Kemper-Dreman High Return Equity
Portfolio(2)(3)                                        42%          ---              .45%                  .87%

PIMCO Variable Insurance Trust
------------------------------
Low Duration Bond Portfolio(4)                        .63%         ---               .02%                  .65%
Foreign Bond Portfolio(4)                             .88%         ---               .02%                  .90%

Scudder VLIF
------------
Money Market Portfolio                                 37%         ---               .07%                  .44%
Growth and Income Portfolio
(Class A Shares)                                      .47%         ---               .09%                  .56%
International Portfolio (Class A
Shares)                                               .87%         ---               .18%                 1.05%
Bond Portfolio (Class A Shares)                       .47%         ---               .09%                  .56%

Templeton Variable Products Series Fund
---------------------------------------
Developing Markets Fund (Class 2
Shares)(5)                                           1.25%         .25%              .41%                 1.91%

1/ The expense figures shown for the Janus Aspen Capital Appreciation Portfolio are net of certain fee waivers or reductions from Janus Capital Corporation. Without such waivers, the Management Fees, Other Expenses and Total Annual Expenses for the Janus Aspen Capital Appreciation Portfolio for the fiscal year ended December 31, 1998 would have been: .75%, .22% and .97%, respectively. See the prospectus and Statement of Additional Information of Janus Aspen Series for a description of these waivers.

2/ The Kemper-Dreman High Return Equity Portfolio commenced operations on or after 5/1/98. As a result, "Other Expenses" for fiscal year 1998 have been annualized.

3/ Pursuant to their respective agreements with Kemper Variable Series, the investment manager and the accounting agent have agreed, for the period commencing on the date of this prospectus until May 1, 2000, to limit their respective fees and to reimburse other operating expenses, in a manner communicated to the Board of the Fund, to the extent necessary to limit total operating expenses of the Kemper-Dreman High Return Equity Portfolio to the levels set forth in the table above. Without taking into effect these expense caps, for the High Return Equity Portfolio, the Management Fees are estimated to be .75%; Other Expenses are estimated to be
 .45%; and Total Annual Expenses are estimated to be 1.20%.

4/ For the PIMCO Variable Insurance Trust portfolios, management fees include fixed advisory and administrative fees. The administrative fee covers most of the expenses of these portfolios. However, the portfolios are responsible for bearing certain expenses associated with their operations that are not covered by the administrative fee. While it is expected that these expenses generally will not have a material effect on the portfolio expense ratios, they may have a material effect in certain circumstances, such as when the average net assets of a portfolio are lower than anticipated. Pacific Investment Management Company has agreed to reduce its administrative fee, subject to potential future reimbursement, to the extent that Total Annual Expenses would exceed, due to organizational expenses and the payment by the portfolio of its pro rata portion of the Trust's Trustees' fees, 0.65% of average daily net assets of the PIMCO Low Duration Bond portfolio and 0.90% of average daily net assets of the PIMCO Foreign Bond portfolio. "Other Expenses" are based on estimates for the current fiscal year. Without such reductions, Management Fees, Other Expenses and Total Annual Expenses for the fiscal year ended December 31, 1998 would have been: for the PIMCO Low Duration Bond Portfolio, .65%, .02% and .67%, respectively; and for the PIMCO Foreign Bond Portfolio, .90%, .02% and .92%, respectively.

5/ Class 2 of the Templeton Developing Market Portfolio has a distribution plan or "Rule 12b-1 Plan" which is described in the portfolio's prospectus.

The purpose of this table is to assist you in understanding the costs and expenses that you will bear directly or indirectly. The table reflects the actual charges and expenses for each portfolio for the fiscal year ended December 31, 1998, unless the charges are annualized. For more information, you should read the sections relating to expenses in the prospectus for each portfolio.

FARMERS NEW WORLD LIFE INSURANCE COMPANY AND THE FIXED ACCOUNT


                    FARMERS NEW WORLD LIFE INSURANCE COMPANY

    Farmers New World Life Insurance Company ("Farmers"), is the insurance company issuing the Policy. Farmers is located at 3003 77th Avenue, S.E., Mercer Island, Washington 98040, and was incorporated under Washington law on February 21, 1910. Farmers established the variable account to support the investment options under this Policy and under other variable life insurance policies Farmers may issue. Farmers' general account supports the fixed account under the Policy.

    Farmers is a direct subsidiary of Farmers Group, Inc., a Nevada corporation that is a management holding company. In December 1988, BATUS Inc. ("Batus"), a subsidiary of B.A.T. Industries p.l.c. ("B.A.T."), acquired 100% ownership of Farmers Group, Inc. through its wholly owned subsidiary BATUS Financial Services. Immediately thereafter, BATUS Financial Services was merged into Farmers Group, Inc. The acquisition was accounted for as a purchase and, accordingly, the acquired assets and liabilities were recorded in Farmers Group, Inc.'s consolidated balance sheets based on their estimated values at December 31, 1988. In January 1990, ownership of Farmers Group, Inc. was transferred to South Western Nominees Limited, a subsidiary of B.A.T.

    On December 22, 1997, a definitive agreement was reached to merge B.A.T.'s Financial Services Businesses, which included Farmers Group, Inc., with Zurich Insurance Company ("Zurich"). In June 1998, the merger was approved by the shareholders of B.A.T. and Zurich. In September 1998, this merger was completed and the businesses of Zurich and B.A.T.'s Financial Services Businesses were transferred to Zurich Financial Services ("ZFS"), a new Swiss company with headquarters in Zurich. As a result, each two shares of Farmers Group, Inc.'s prior outstanding stock were recapitalized into one share of Class A Common Stock, par value $1.00 per share ("Ordinary Share"), and one share of Class B Common Stock, par value $1.00 per share ("Income Share"). Under the merger agreement, all Ordinary Shares became wholly owned by ZFS and all Income Shares became wholly owned by Allied Zurich Holdings Limited, an affiliated company created during the restructuring of B.A.T. This merger was accounted for by ZFS as a pooling of interests and, therefore, no purchase accounting adjustments were made to Farmer's Group, Inc.'s assets and liabilities.

    Farmers currently is licensed to sell insurance in 38 states and the District of Columbia. The states where Farmers is not licensed are Alaska, Connecticut, Florida, Hawaii, Louisiana, Maine, Massachusetts, New Hampshire, New Jersey, New York, North Carolina, and Vermont.

                                THE FIXED ACCOUNT

    The fixed account is part of Farmers' general account. We use our general assets to support our insurance and annuity obligations other than those funded by the variable account. Subject to applicable law, Farmers has sole discretion over investment of the fixed account's assets. Farmers bears the full investment risk for all amounts contributed to the fixed account. Farmers guarantees that the amounts allocated to the fixed account will be credited interest daily at a net effective interest rate of at least 4%. We will determine any interest rate credited in excess of the guaranteed rate at our sole discretion.

    Money you place in the fixed account will earn interest for the length of the guarantee period that is compounded daily at the current interest rate in effect at the time of your allocation. We currently offer a one year guaranteed period. We may declare more than one excess interest rate for different money based upon the date of allocation or transfer to the fixed account. At the end of the guarantee period, we may declare a new current interest rate on those amounts and any accrued interest thereon. You bear the risk that interest we credit will not exceed 4.0%.

    We allocate amounts from the fixed account for partial withdrawals, transfers to the subaccounts, or charges for the monthly deduction on a last in, first out basis ("LIFO") for the purpose of crediting interest.

    THE FIXED ACCOUNT IS NOT REGISTERED WITH THE SECURITIES AND EXCHANGE COMMISSION AND THE STAFF OF THE SECURITIES AND EXCHANGE COMMISSION HAS NOT REVIEWED THE DISCLOSURE IN THIS PROSPECTUS RELATING TO THE FIXED ACCOUNT.

THE VARIABLE ACCOUNT AND THE PORTFOLIOS


                              THE VARIABLE ACCOUNT

    Farmers established the variable account as a separate investment account under Washington law on April 6, 1999. Farmers owns the assets in the variable account and is obligated to pay all benefits under the Policies. Farmers may use the variable account to support other variable life insurance policies Farmers issues. The variable account is registered with the Securities and Exchange Commission as a unit investment trust under the Investment Company Act of 1940 and qualifies as a "separate account" within the meaning of the Federal securities laws.

    The variable account is divided into 12 subaccounts, each of which invests in shares of a specific portfolio of one of the following mutual funds:


    [ ] Janus Aspen Series
    [ ] Kemper Variable Series
    [ ] PIMCO Variable Insurance Trust
    [ ] Scudder Variable Life Investment Fund
    [ ] Templeton Variable Products Series Fund

The subaccounts buy and sell portfolio shares at net asset value. Any dividends and distributions from a portfolio are reinvested at net asset value in shares of that portfolio.

    Under Washington law, the assets in the variable account are the property of Farmers. However, assets in the variable account that are attributable to the Policy are not chargeable with liabilities arising out of any other business we may conduct. Income, gains, and losses (realized and unrealized), resulting from assets in the variable account are credited to or charged against the variable account without regard to other income, gains or losses of Farmers. Promises we make in the Policy are general corporate obligations of Farmers and are not dependent on assets in the variable account.

    The variable account may include other subaccounts that are not available under the Policies and are not discussed in this prospectus. Where permitted by applicable law, Farmers reserves the right to:

    1. Create new variable accounts;
    2. Combine separate accounts, including the variable account;
    3. Remove, combine or add subaccounts and make the new subaccounts available to you at our discretion;
    4. Make new portfolios available under the variable account or remove existing portfolios;
    5. Substitute new portfolios for any existing portfolios if shares of the portfolio are no longer available for investment or if Farmers determines that investment in a portfolio is no longer appropriate in light of the purposes of the variable account;
    6. Deregister the variable account under the Investment Company Act of 1940 if such registration is no longer required;
    7. Operate the variable account as a management investment company under the Investment Company Act of 1940 or as any other form permitted by law; and
    8. Make any changes required by the Investment Company Act of 1940 or any other law.

No such changes will be made without any necessary approval of the Securities and Exchange Commission and applicable state insurance departments. We will notify you of any changes.

                                 THE PORTFOLIOS

    The variable account invests in shares of certain portfolios of the Funds. Each of the Funds is a mutual fund that is registered with the Securities and Exchange Commission as an open-end management investment company. Such registration does not involve supervision of the management or investment practices or policies of the Funds by the Securities and Exchange Commission.

    Each portfolio's assets are held separate from the assets of the other portfolios, and each portfolio has investment objectives and policies that are different from those of the other portfolios. Thus, each portfolio operates as a separate investment fund, and the income or losses of one portfolio generally have no effect on the investment performance of any other portfolio. Pending any prior approval by a state insurance regulatory authority, certain subaccounts and corresponding portfolios may not be available to residents of some states.

    The investment objectives and policies of certain portfolios are similar to the investment objectives and policies of other portfolios that may be managed by the same investment adviser or manager. The investment results of the portfolios, however, may be higher or lower than the results of other such portfolios. We make no assurance, and no representation, that the investment results of any of the portfolios will be comparable to the investment results of any other portfolio, even if the other portfolio has the same investment adviser or manager.

    The following table summarizes each portfolio's investment objective(s) and policies. THERE IS NO ASSURANCE THAT ANY OF THE PORTFOLIOS WILL ACHIEVE ITS STATED OBJECTIVE(S). You can find more detailed information about the portfolios, including a description of risks, in the prospectuses for the Funds. You should read the Funds' prospectuses carefully.

       PORTFOLIO              INVESTMENT OBJECTIVE AND INVESTMENT ADVISER
JANUS ASPEN SERIES -     Seeks long-term growth of capital.  Investment
CAPITAL APPRECIATION     adviser is Janus Capital Corporation.
PORTFOLIO

KEMPER GOVERNMENT        Seeks high current return consistent with
SECURITIES PORTFOLIO     preservation of capital.  Investment adviser is
                         Scudder Kemper Investments, Inc.

       PORTFOLIO              INVESTMENT OBJECTIVE AND INVESTMENT ADVISER
KEMPER-DREMAN HIGH       Seeks to achieve a high rate of total return.
RETURN EQUITY PORTFOLIO  Investment adviser is Scudder Kemper Investments,
                         Inc.; investment sub-adviser is Dreman Value
                         Management L.L.C.

KEMPER SMALL CAP GROWTH  Seeks maximum appreciation of investors' capital.
PORTFOLIO                Investment adviser is Scudder Kemper Investments,
                         Inc.

PIMCO LOW DURATION BOND  Seeks to maximize total return, consistent with
PORTFOLIO                preservation of capital and prudent investment
                         management.  Investment adviser is Pacific
                         Investment Management Company.

PIMCO FOREIGN BOND       Seeks to maximize total return, consistent with
PORTFOLIO                preservation of capital and prudent investment
                         management.  Investment adviser is Pacific
                         Investment Management Company.

SCUDDER VLIF             Seeks long-term growth of capital principally from a
INTERNATIONAL (A-SHARES) diversified portfolio of foreign equity securities.
                         Investment adviser is Scudder Kemper Investments,
                         Inc.

SCUDDER VLIF GROWTH AND  Seeks long-term growth of capital, current income and
INCOME (A-SHARES)        growth of income from a portfolio consisting primarily
                         of common stocks and securities convertible into common
                         stocks. Investment adviser  is Scudder Kemper
                         Investments, Inc.

SCUDDER VLIF BOND        Seeks high income from a high quality portfolio of
(A-SHARES)               bonds.  Investment adviser is Scudder Kemper
                         Investments, Inc.

SCUDDER VLIF MONEY       Seeks stability and current income from a portfolio
MARKET (A-SHARES)        of money market instruments.  Investment adviser is
                         Scudder Kemper Investments, Inc.


TEMPLETON DEVELOPING     Seeks long-term capital appreciation.  Investment
MARKETS FUND (CLASS 2    adviser is Templeton Asset Management Ltd.
SHARES)

    In addition to the variable account, the mutual funds may sell shares to other separate investment accounts established by other insurance companies to support variable annuity contracts and variable life insurance policies. It is possible that, in the future, it may become disadvantageous for variable life insurance separate accounts and variable annuity separate accounts to invest in the mutual funds simultaneously. Although neither Farmers nor the mutual funds currently foresee any such disadvantages, either to variable life insurance policy owners or to variable annuity contract owners, each fund's Board of Directors (Trustees) will monitor events in order to identify any material conflicts between the interests of such variable life insurance policy owners and variable annuity contract owners, and will determine what action, if any, it should take. Such action could include the sale of fund shares by one or more of the separate accounts, which could have adverse consequences. Material conflicts could result from, for example, (1) changes in state insurance laws, (2) changes in Federal income tax laws, or (3) differences in voting instructions between those given by variable life insurance policy owners and those given by variable annuity contract owners.

    If a fund's Board of Directors (Trustees) were to conclude that separate funds should be established for variable life insurance and variable annuity separate accounts, Farmers will bear the attendant expenses, but variable life insurance policy owners and variable annuity contract owners would no longer have the economies of scale resulting from a larger combined fund.

PLEASE READ THE ATTACHED MUTUAL FUND PROSPECTUSES TO OBTAIN MORE COMPLETE INFORMATION REGARDING THE PORTFOLIOS.

                       YOUR RIGHT TO VOTE PORTFOLIO SHARES

    Even though we are the legal owner of the portfolio shares held in the subaccounts, and have the right to vote on all matters submitted to shareholders of the portfolios, we will vote our shares only as Policy owners instruct, so long as such action is required by law.

    Before a vote of a portfolio's shareholders occurs, you will receive voting materials from us. We will ask you to instruct us on how to vote and to return your proxy to us in a timely manner. You will have the right to instruct us on the number of portfolio shares that corresponds to the amount of Contract Value you have in that portfolio (as of a date set by the portfolio).

    If we do not receive voting instructions on time from some owners, we will vote those shares in the same proportion as the timely voting instructions we receive. Should Federal securities laws, regulations and interpretations change, we may elect to vote portfolio shares in our own right. If required by state insurance officials, or if permitted under Federal regulation, we may disregard certain owner voting instructions. If we ever disregard voting instructions, we will send you a summary in the next annual report to Policy owners advising you of the action and the reasons we took such action.

THE POLICY

                               PURCHASING A POLICY

    To purchase a Policy, you must submit a completed application and an initial premium to us at the Service Center. You may also send the application and initial premium to us through any licensed life insurance agent who is also a registered representative of a broker-dealer having a selling agreement with the principal underwriter for the Policy, ___________________________________.
Acceptance of an application is subject to our insurance underwriting, and we reserve the right to decline an application for any reasons subject to the requirements imposed by law in the jurisdiction where the requested insurance Policy was to be issued and delivered.

    We determine the minimum principal sum (death benefit) for a Policy based on the attained age of the insured when we issue the Policy. The minimum principal sum at attained ages 21 to 50 is $75,000. The minimum principal sum at attained ages above 50 is $50,000. We base the minimum initial premium for your Policy on a number of factors including the age, sex and risk class of the insured and the amount of the principal sum. We currently require a minimum initial premium as shown on the Policy's specifications page.

We use different underwriting standards in relation to the Policy. We can provide you with details as to these underwriting standards when you apply for a Policy. We must receive evidence of insurability that satisfies our underwriting standards before we will issue a Policy. We reserve the right to reject an application for any reason permitted by law.

                      WHEN INSURANCE COVERAGE TAKES EFFECT

    Full insurance coverage under the Policy will take effect after underwriting is completed only if the proposed insured is alive and in the same condition of health as described in the application when we deliver the Policy to you, and if the initial premium is paid.

    CONDITIONAL INSURANCE COVERAGE. Temporary coverage for the principal sum applied for, or $50,000 if less, will begin when the proposed insured completes, signs and delivers an application with at least 1/12th of the minimum first year's premium to an agent.

    Conditional life insurance coverage is void if the application contains any material misrepresentation or if the premium check submitted is not honored by the bank on first presentations. Benefits will also be denied if any proposed insured commits suicide, whether sane or insane. In addition, the proposed insured must be more than 15 days and less than 70 years of age on the date of the application.

    Conditional life insurance coverage terminates automatically, and without notice, on the earliest of:

    - the date we determine the insured has satisfied our underwriting requirements, that is, on the issue date; or

    - the proposed insured receives notice that their application has been declined, and in no event later than 12:01 a.m. Pacific Standard Time of the fifth day after Farmers has mailed a letter giving such notice; or

    - We received the proposed insured's or the owner's signed request to cancel the application.

    If the application is declined or canceled, the full amount paid with the application will be refunded.

    FULL INSURANCE COVERAGE. Once we determine that the insured meets our underwriting requirements, full insurance coverage begins, we issue the Policy, and we begin to deduct monthly charges from your premium. This date is the issue date. On the issue date, we will allocate your premium (less the monthly deduction) to the fixed account. On the reallocation date (the issue date, plus the number of days in your state's right to examine period, plus 15 days), we will transfer your Contract Value from the fixed account to the subaccounts and fixed account as you directed on your application.

                                OWNERSHIP RIGHTS

    The Policy belongs to the owner named in the application. The owner may exercise all of the rights and options described in the Policy. The owner is the insured unless the application specifies a different person as the insured. If the owner dies before the insured and no contingent owner is named, then ownership of the Policy will pass to the owner's estate. The owner may exercise certain rights described below.

CHANGING THE    -   You may change the owner by providing a written request
OWNER               to us at any time while the insured is alive.
                -   The change takes effect on the date that the written
                    request is signed.
                -   We are not liable for any actions we made before we
                    received the written request.
                -   Changing the owner does not automatically change the
                    beneficiary.
                -   Changing the owner may have tax consequences.  You should
                    consult a tax adviser before changing the owner.

SELECTING AND   -   You designate the beneficiary (the person to receive the
CHANGING THE        death benefit when the insured dies) in the application.
BENEFICIARY     -   If you designate more than one beneficiary, then each
                    beneficiary shares equally in any death benefit proceeds unless the beneficiary designation states otherwise.
                -   If the beneficiary dies before the insured, then any
                    contingent beneficiary becomes the beneficiary.
                -   If both the beneficiary and contingent beneficiary die
                    before the insured, then we will pay the death benefit to the owner or the owner's estate once the insured dies.
                -   You can request a delay clause which provides that if the
                    beneficiary dies within a specified number of days (maximum
                    180 days) following the insured's death, then the death benefit proceeds will be paid as if the beneficiary had died first.
                -   You can change the beneficiary by providing us with a
                    written request while the insured is living.
                -   The change in beneficiary is effective as of the date you
                    sign the written request.
                -   We are not liable for any actions we made before we
                    received the written request.

ASSIGNING THE   -   You may assign Policy rights while the insured is alive.
POLICY          -   The owner retains any ownership rights that are not
                    assigned.
                -   Assignee may not change the owner or the beneficiary, and
                    may not elect or change an optional method of payment.
                    We will pay any amount payable to the assignee in a lump sum.
                -   Claims under any assignment are subject to proof of
                    interest and the extent of the assignment.
                -   We are not:
                    - bound by any assignment unless we receive a written
                      notice of the assignment
                    - responsible for the validity of any assignment
                    - liable for any payment we made before we received
                      written notice of the assignment
                -   Assigning the Policy may have tax consequences.  See
                    "Federal Tax Considerations."


                               CANCELING A POLICY

    You may cancel a Policy during the "right-to-examine period" by returning it to the agent who sold it, to one of our branch offices, or to us. In most states, the right-to-examine period expires 10 days after you receive the Policy. This period will be longer if required by state law. If you decide to cancel the Policy during the right-to-examine period, we will treat the Policy as if we never issued it. Within seven calendar days after we receive the returned Policy, we will refund an amount equal to the greater of Contract Value at the end of the Valuation Date on which we receive the returned Policy at our Service Center or the sum of all premiums paid for the Policy.

PREMIUMS

                               PREMIUM FLEXIBILITY

    You have flexibility to determine the frequency and the amount of the premiums you pay. You do not have to pay premiums according to any schedule. However, you greatly increase your risk of lapse if you do not regularly pay premiums at least as large as the current minimum premium.

    Before we issue a Policy, we will require you to pay the premium indicated on your Policy's specification page. Thereafter, you may pay premiums ($25 minimum) at any time. You must make all premium payments to our Service Center or to one of our authorized agents. We reserve the right to limit the number and amount of any unscheduled premium payments. You may not pay any premiums after the insured reaches attained age 100.

    We multiple each premium by the percent of premium factor (currently 0.95) and credit the resulting value to the Contract Value. We retain the balance of each premium to compensate us for certain expenses such as premium taxes and selling expenses.

    WE WILL TREAT ANY PAYMENT YOU MAKE AS A PREMIUM PAYMENT UNLESS YOU CLEARLY MARK IT AS A LOAN REPAYMENT. We have the right to limit or refund any premium, if the premium would disqualify the Policy as a life insurance contract under the Internal Revenue Code, or if the payment would increase the death benefit by more than the amount of the premium. Your Policy's specifications page will show the maximum premium amount. If we return a portion of your premium based on the maximum premium amount, we will not allow you to make additional premium payments until they are allowed by the maximum premium limitations.

    You can stop paying premiums at any time and your Policy will continue in force until the earlier of the maturity date (when the insured reaches attained age 110), or the date when either (1) the insured dies, or (2) the grace period ends after the Surrender Value has been exhausted, or (3) we receive your signed request to surrender the Policy.

                                MINIMUM PREMIUMS

    The full initial premium is the only premium required to be paid under the Policy. However, you greatly increase your risk of lapse if you do not regularly pay premiums at least as large as the current minimum premium. PAYING THE CURRENT MINIMUM PREMIUM EACH MONTH WILL NOT NECESSARILY KEEP YOUR POLICY IN FORCE. Additional premiums may be necessary to keep the Policy in force.

    The initial minimum premium and payment mode (annual and monthly) are shown on your Policy's specifications page, and depends on a number of factors including the age, sex, and risk class of the proposed insured, and the principal sum requested.

    The minimum premium will change if :

        - you increase or decrease the principal sum;
        - you change or add a rider;
        - you take a partial withdrawal when you have elected the level death benefit option (Option B); or
        - the insured's class changes (for example, from smoker to non-smoker, or from standard to substandard).

    If your Surrender Value (Contract Value, minus any surrender charge, and minus any outstanding loan amount and interest owed) becomes zero or less, so that you cannot pay the monthly deduction, and if the cumulative premiums you have paid, less withdrawals, are less than the cumulative minimum premiums required under your Policy (that is, the sum of all past monthly-mode minimum premiums due since the Policy has been in effect), then your Policy will enter a 61 day grace period during which you must make a sufficient payment to keep the Policy in force. But if the cumulative premiums you have paid, less withdrawals, are greater than the cumulative minimum premiums required under your Policy, then your Policy will enter a grace period only if your Contract Value, minus any outstanding loans and interest owed, is insufficient to pay the entire monthly deduction.

                                PLANNED PREMIUMS

    We will determine a planned premium payment schedule which allows you to pay level premiums at fixed intervals over a specified period of time. You are not required to pay premiums according to this schedule. You may change the amount, frequency, and the time period over which you make your planned premium payments by sending us a written request. We have the right to limit the amount of any increase in planned premium payments. Even if you make your planned premium payments on schedule, your Policy may still lapse if investment experience is poor, or if your Surrender Value (or Contract Value, if applicable) is insufficient to pay the monthly deduction. See Policy Lapse.

                                  REINSTATEMENT

      If you do not pay premiums for three years, you can reinstate the Policy to a premium-paying basis by paying 2 monthly minimum premiums.

                               ALLOCATING PREMIUMS

    When you apply for a Policy, you must instruct us to allocate your premium to one or more subaccounts of the variable account and to the fixed account according to the following rules:

    - you must put at least 1% of each premium in any subaccount or the fixed account you select;
    - allocation percentages must be in whole numbers and the sum of the percentages must equal 100.

You can change the allocation instructions for additional premiums without charge at any time by providing us with written notification (or any other notification we deem satisfactory). Any allocation change will be effective on the date we record the change. Any future net premiums will be allocated in accordance with the new allocation, unless we receive contrary written instructions. We reserve the right to limit the number of premium allocation changes. We also reserve the right to limit the number of subaccount allocations in effect at any one time.

    Investment returns from amounts allocated to the subaccounts will vary with the investment experience of these subaccounts and will be reduced by Policy charges. YOU BEAR THE ENTIRE INVESTMENT RISK FOR AMOUNTS YOU ALLOCATE TO THE SUBACCOUNTS.

    On the issue date, we will allocate your Contract Value to the fixed account. We also allocate any premiums we receive from the issue date to the reallocation date (the issue date, plus the number of days in your state's right to examine period, plus 15 days) to the fixed account. On the reallocation date, we will reallocate the Contract Value in the fixed account to the other subaccounts (at the unit value next determined) and the fixed account in accordance with the allocation percentages provided in the application. We invest all premiums paid after the reallocation date on the Valuation Day they are received in our Service Center. We credit these premiums to the subaccounts at the unit value next determined after we receive your payment.

CONTRACT VALUES

                                CONTRACT VALUE


CONTRACT VALUE   -   serves as the starting point for calculating values under
                     a Policy
                 -   equals the sum of all values in each subaccount and the
                     fixed account
                 -   is determined on the issue date and on each Valuation Day
                 -   has no guaranteed minimum amount and may be more or less
                     than premiums paid

                                 SURRENDER VALUE

    The Surrender Value is the amount we pay when you surrender your Policy. We determine the Surrender Value at the end of the Valuation Period when we receive your written surrender request.


SURRENDER VALUE    -   the Contract Value as of such date; MINUS
ON ANY             -   any surrender charge as of such date; MINUS
VALUATION DAY      -   any outstanding Policy loans; MINUS
EQUALS:            -   any interest you owe on the Policy loans.

                                SUBACCOUNT VALUE

    Each subaccount's value is the Contract Value in that subaccount. At the end of any Valuation Period, the subaccount's value is equal to the number of units that the Policy has in the subaccount, multiplied by the unit value of that subaccount.


THE NUMBER OF       -   the initial units purchased at the unit value on the
UNITS IN ANY            issue date; PLUS
SUBACCOUNT ON       -   units purchased with additional premiums; PLUS
ANY VALUATION       -   units purchased via transfers from another subaccount
DAY EQUALS:             or the fixed account; MINUS
                    -   units redeemed to pay for monthly deductions; MINUS
                    -   units redeemed to pay for withdrawals; MINUS
                    -   units redeemed as part of a transfer to another
                        subaccount or the fixed account.

    Every time you allocate or transfer money to or from a subaccount, we convert that dollar amount into units. We determine the number of units we credit to, or subtract from, your Policy by dividing the dollar amount of the allocation, transfer, or withdrawal, by the unit value for that subaccount at the end of the Valuation Period.

                              SUBACCOUNT UNIT VALUE

    The value (or price) of each subaccount will reflect the investment performance of the portfolio in which the subaccount invests. Unit values will vary among subaccounts. The unit value of each subaccount was originally established at $10 per unit. The unit value may increase or decrease from one Valuation Period to the next.

    The unit value of any subaccount at the end of a Valuation Period is calculated as:

      A x B, where:

      "A" is the subaccount's unit value for the end of the immediately preceding Valuation Day; and
      "B" is the net investment factor for the most current Valuation Day.

    The net investment factor is an index we use to measure the investment performance of a subaccount from one Valuation Period to the next. Each subaccount has a net investment factor for each Valuation Period that may be greater or less than one. Therefore, the value of a unit (and the value of a subaccount) may increase or decrease. We determine the net investment factor for any subaccount for any Valuation Period by the following formula:

                   X    Z
                  --- -
                   Y

"X" equals:

    1. the net asset value per unit held in the subaccount at the end of the current Valuation Day; PLUS

    2. the per unit amount of any dividend or capital gain distribution on shares held in the subaccount during the current Valuation Day; LESS

    3. the per unit amount of any capital loss distribution on shares held in the subaccount during the current Valuation Day; LESS

    4. the per unit amount of any taxes or any amount set aside during the Valuation Day as a reserve for taxes.

"Y" equals the net asset value per unit held in the subaccount as of the end of the immediately preceding Valuation Day.

"Z" equals the mortality and expense risk charge.

                               FIXED ACCOUNT VALUE

    On the issue date, the fixed account value is equal to the premiums allocated to the fixed account, less the portion of the first monthly deduction taken from the fixed account.

THE FIXED ACCOUNT    -   "A" is the fixed account value on the preceding
VALUE AT THE END         Valuation Day plus interest from the preceding
OF ANY VALUATION         Valuation Day to the date of calculation; PLUS
PERIOD IS EQUAL TO
A+B+C-D-E-F:         -   "B" is the portion of the premium(s), multiplied by the
                         percent of premium factor, allocated to the fixed account since the preceding Valuation Day plus interest from the date such premiums were received to the date of calculation; PLUS

                     - "C" any amounts transferred to the fixed account since the preceding Valuation Day plus interest from the effective date of such transfers to the date of calculation; MINUS

                     - "D" is the amount of any transfer from the fixed account to the subaccounts since the preceding Valuation Day plus interest from the effective date of such transfers to the date of calculation; MINUS

                     - "E" is the amount of any withdrawals (partial surrenders) and any applicable surrender charges deducted from the fixed account since the preceding valuation day, plus interest on those surrendered amounts from the effective date of each withdrawal to the date of calculation; MINUS

                     - "F" is zero, except on the monthly due date, when it is a pro-rata share of the monthly deduction for the month beginning on that monthly due date.


    Your Policy's guaranteed minimum fixed account value will not be not less than the minimum values required by the state where we deliver your Policy.

CHARGES AND DEDUCTIONS

    This section describes the charges and deductions that we make under the Policy to compensate for: (1) the services and benefits we provide; (2) the costs and expenses we incur; and (3) the risks we assume.


SERVICES AND       -   the death benefit (principal sum), surrender and loan
BENEFITS WE            benefits under the Policy
PROVIDE:           -   investment options, including premium allocations
                   -   administration of elective options
                   -   the distribution of reports to owners

COSTS AND          -   costs associated with processing and underwriting
EXPENSES WE            applications, issuing and administering the Policy
INCUR:                 (including any riders)
                   -   overhead and other expenses for providing services and
                       benefits
                   -   sales and marketing expenses
                   -   other costs of doing business, such as collecting
                       premiums, maintaining records, processing claims, effecting transactions, and paying Federal, state and local premium and other taxes and fees

RISKS WE ASSUME:   -   that the cost of insurance charges we may deduct
                       are insufficient to meet our actual claims because insureds die sooner than we estimate
                   -   that the costs of providing the services and
                       benefits under the Policies exceed the charges we deduct


                               PREMIUM DEDUCTIONS

    When you make a premium payment, we apply a percent of premium factor currently equal to 0.95 (95%) to the premium to determine the amount that we will allocate to the subaccounts and the fixed account according to your instructions. The 5% of each premium we retain compensates us for distribution expenses and state premium taxes. We may change the percent of premium factor for new Policies in the future.

                               MONTHLY DEDUCTION

    We take a monthly deduction from the Contract Value on the issue date and on each monthly due date (the same day of each succeeding month as the issue date, or, if there is no comparable Valuation Day, the next Valuation Day). We will make deductions from each subaccount and the fixed account in accordance with the current premium allocation instructions. If the value of any subaccount or the fixed account is insufficient to pay that subaccount or fixed account's portion of the monthly deduction, we will take the monthly deduction on a pro-rata basis from all accounts (i.e., in the same proportion that the value in each subaccount and the fixed account bears to the total Contract Value on the monthly due date). Because portions of the monthly deduction can vary from month-to-month, the monthly deduction will also vary.

    The monthly deduction is equal to:

         -  The cost of insurance charge for the Policy; PLUS
         -  The charges for any riders; PLUS
         -  The monthly administration charge; PLUS
         - The special premium factor applied to the cost of insurance for a special premium class, if any; PLUS
         -  The flat extra charge for a special premium class, if any.

    COST OF INSURANCE. We assess a monthly cost of insurance charge to compensate us for underwriting the death benefit (i.e., the anticipated cost of paying a death benefit that exceeds your Contract Value). The charge depends on a number of variables (Contract Value and age, sex, and risk class of the insured) that would cause it to vary from Policy to Policy and from monthly due date to monthly due date.

    The cost of insurance charge is equal to the cost of insurance rate at the insured's attained age, times the number of thousands of Risk Insurance Amount.

    The Risk Insurance Amount is:

    1. The current death benefit; MINUS
    2. The Contract Value at the end of the Valuation Day preceding the monthly due date; PLUS
    3. The monthly administrative charge for the month that begins on the monthly due date; PLUS
    4. Any charges for riders for the month that begins on the monthly due date.

    The Risk Insurance Amount may increase, or decrease, depending on investment experience, the payment of additional premiums, Policy riders, and the application of the death benefit percentage formula. Therefore, the cost of insurance charges can increase or decrease over time.

    Cost of insurance rates are based on the sex, attained age, and risk class of the insured. The cost of insurance rates are generally higher for male insureds than for female insureds of the same age and risk class, and ordinarily increase with age. Cost of insurance rates may never exceed the guaranteed maximum cost of insurance rates shown in Appendix A.

    The risk class of the insured will affect the cost of insurance rates. We currently place insureds into standard rate classes and premium classes involving higher mortality risks. The cost of insurance rates for classes involving higher mortality risks are multiples of the standard rates. If the insured is in a special premium class, the guaranteed maximum monthly cost of insurance rate will be the rate shown in the table in Appendix A times the special premium class rating factor shown on your Policy's specification page. The charge for any attached rider is a separate calculation.

    We calculate the cost of insurance separately for the initial principal sum and for any increase in principal sum. If you request and we approve an increase in your Policy's principal sum, then a different risk class (and a different cost of insurance) may apply to the increase, based on the insured's circumstances at the time of the increase.

    The Policies are based on mortality tables that distinguish between men and women. As a result, the Policy may pay different benefits to men and women of the same age and risk class. We also offer Policies based on unisex mortality tables if required by state law.

    CHARGES FOR RIDERS. The monthly deduction includes charges for any optional insurance benefits you add to your Policy by rider.

    MONTHLY ADMINISTRATION CHARGE. We deduct this charge to compensate us for administrative expenses such as recordkeeping, processing death benefit claims and Policy changes, and overhead costs. The monthly administration charge equals:

      -  During first Policy Year =  $26;
      -  After first Policy Year =  $5 (ages 21 - 50), or $7 (ages 51 - 80)

    SPECIAL PREMIUM CLASS CHARGE. If the insured is in a special premium class, the guaranteed maximum monthly cost of insurance rate will be the rate shown in the Policy times the special premium rate factor shown on the Policy's specifications page. This factor is applied to both current and guaranteed cost of insurance rate. This charge compensates us for additional costs associated with claims from the insureds in the special premium class. If applicable to you, your Policy's specifications page will show the amount of this charge.

    FLAT EXTRA CHARGE. We deduct a flat extra charge if the insured is in a special premium class. This compensates us for the additional costs associated with the special premium class. The charge, if any, will be shown on your Policy's specifications page.

                        MORTALITY AND EXPENSE RISK CHARGE

    We deduct a daily charge from your Contract Value in each subaccount to compensate us for certain mortality and expense risks we assume. The mortality risk is that an insured will live for a shorter time than we project. The expense risk is that the expenses that we incur will exceed the administrative charge limits we set in the Policy. This charge is equal to:

      -  your Contract Value in each subaccount MULTIPLIED BY
      - the daily pro rata portion of the annual mortality and expense risk charge rate of 0.90%.

    If this charge does not cover our actual costs, we absorb the loss. Conversely, if the charge more than covers actual costs, the excess is added to our surplus. We expect to profit from this charge. We may use any profits for any lawful purpose including covering distribution costs.

                                SURRENDER CHARGE

    We deduct a surrender charge if, during the first 15 Policy years, you:

      -  fully surrender the Policy, or
      - take a partial withdrawal from your Policy, if you have elected a level death benefit (Option B).

    In the case of a full surrender, we pay the remaining Contract Value (less any outstanding loan amount) to you. The payment you receive is called the Surrender Value. We reduce the surrender charge at older ages in compliance with state laws.

    If you take a partial withdrawal, we will reduce the Contract Value on a pro-rata basis from the subaccounts and the fixed account (unless you instruct us otherwise) by the amount of the partial withdrawal, the processing fee, and any surrender charge.

    THE SURRENDER CHARGE MAY BE SIGNIFICANT. YOU SHOULD CAREFULLY CALCULATE THIS CHARGE BEFORE YOU REQUEST A SURRENDER. Under some circumstances the level of surrender charges might result in no Surrender Value available if you surrender your Policy during the period when surrender charges apply. This will depend on a number of factors, but is more likely if:

      1. you pay premiums equal to or not much higher than the minimum premium shown in your Policy, or
      2. investment performance is too low.

    The surrender charge is equal to:

      - the appropriate surrender charge factor from the table in Appendix B for the insured's age on the issue date and the number of full Policy years since the issue date, MULTIPLIED BY
      -  the number of thousands of principal sum on the issue date, MINUS
      - any reductions in principal sum for which a surrender charge has already been imposed.

    DECREASE IN PRINCIPAL SUM. To determine the surrender charge for a decrease in principal sum: multiply the appropriate surrender charge factor from the table in Appendix B by the number of thousands of principal sum at the time of issue that are now being decreased.

    An example of calculating the surrender charge follows: [an example will be provided by subsequent amendment]

    PARTIAL WITHDRAWAL PROCESSING FEE. We deduct a processing fee equal to the lesser of $25 or 2% of the amount withdrawn.

                                 TRANSFER CHARGE

    - We currently allow you to make 6 transfers each year free from charge.

    - We charge $25 for each additional transfer. We will not increase this charge.

    - For purposes of assessing the transfer charge, each written or telephone request is considered to be one transfer, regardless of the number of subaccounts (or fixed account) affected by the transfer.

    - We deduct the transfer charge from the amount being transferred.

    - Transfers we effect on the reallocation date, and transfers due to loans, do NOT count as transfers for the purpose of assessing this charge.

                               PORTFOLIO EXPENSES

    The value of the net assets of each subaccount reflects the investment advisory fees, 12b-1 fees in some cases, and other expenses incurred by the corresponding portfolio in which the subaccount invests. See the portfolio Annual Expenses Table in this prospectus, and the mutual funds' prospectuses for further information on these fees and expenses.

    We may receive compensation from the investment advisers, administrators, distributors (and/or an affiliate thereof) of the portfolios in connection with administrative, distribution, or other services and cost savings experienced by the investment advisers, administrators or distributors. It is anticipated that such compensation will be based on assets of the particular portfolios attributable to the Policy. Some advisers, administrators or distributors may pay us more than others.

                                  OTHER CHARGES

    - We charge $5 for each additional annual report you request.
    - We charge $1.50 per $1,000 for each increase in principal sum (this charge cannot exceed $300).

DEATH BENEFIT


                             DEATH BENEFIT PROCEEDS

    As long as the Policy is in force, we will pay the death benefit proceeds once we receive satisfactory proof of the insured's death. We may require return of the Policy. We will pay the death benefit proceeds to the primary beneficiary or a contingent beneficiary. If the beneficiary dies before the Insured and there is no contingent beneficiary, we will pay the death benefit proceeds to the Owner or the Owner's estate. We will pay the death benefit proceeds in a lump sum or under a payment option. See Payment Options.

                  -   the death benefit (described below); MINUS
                  -   any past due monthly deductions; MINUS
                  -   any outstanding Policy loan on the date of death; MINUS
DEATH BENEFIT     -   any interest you owe on the Policy loan(s); PLUS
PROCEEDS EQUAL:   -   any additional insurance provided by rider.

    If all or part of the death benefit proceeds are paid in one sum, we will pay interest on this sum as required by applicable state law from the date we receive due proof of the insured's death to the date we make payment.

    We may further adjust the amount of the death benefit proceeds under certain circumstances. See Our Right to Contest the Policy; and Misstatement of Age or Sex.

                              DEATH BENEFIT OPTIONS

    In your application, you tell us how much life insurance coverage you want on the life of the insured. We call this the "principal sum" of insurance. You also chose whether the death benefit we will pay is Option A (variable death benefit), or Option B (level death benefit through attained age 99). You may change the death benefit option after the first Policy year.


THE VARIABLE       -   the principal sum PLUS the Contract Value (determined
DEATH BENEFIT          as of the end of the Valuation Period during which the
UNDER OPTION A IS      insured dies); OR
THE GREATER OF:    -   the death benefit required by the Tax Code (Contract
                       Value on the date of death multiplied by the applicable death benefit percentage).

    Under Option A, the death benefit varies with the Contract Value.

THE LEVEL DEATH    -   the principal sum on the date of death; OR
BENEFIT UNDER      -   the death benefit required by the Tax Code (Contract
                       Value on the date of death multiplied by the applicable death benefit percentage).
GREATER OF:

    Under Option B, your death benefit generally equals the principal amount and will remain level, unless the death benefit is determined as required by the Tax Code (Contract Value times the applicable death benefit percentage).

    Under Option A, your death benefit will tend to be higher than under Option
B. However, the monthly insurance chages we deduct will also be higher to compensate us for our additional risk. Because of this, your Contract Value will tend to be higher under Option B than under Option A.

    In order for the Policy to qualify as life insurance, Federal tax law requires that your death benefit be at least as much as your Contract Value multiplied by the applicable death benefit percentage. The death benefit percentage is based on the insured person's attained age. For example, the death benefit percentage is 250% for an insured at age 40 or under, and it declines for older insureds. The following table indicates the applicable death benefit percentages for different attained ages:

                ATTAINED AGE        DEATH BENEFIT PERCENTAGE
                40 and under                  250%
                  41 to 45       250% minus 7% for each age over age 40
                  46 to 50       209% minus 6% for each age over age 45
                  51 to 55       178% minus 7% for each age over age 50
                  56 to 60       146% minus 4% for each age over age 55
                  61 to 65       128% minus 2% for each age over age 60
                  66 to 70       119% minus 1% for each age over age 65
                  71 to 74       113% minus 2% for each age over age 70
                  75 to 90                    105%
                  91 to 94       104% minus 1% for each age over age 90
                95 and above                  100%

    If the Federal tax code requires us to increase the death benefit by reference to the death benefit percentages, that increase in the death benefit will increase our risk, and will result in a higher monthly cost of insurance.

    OPTION A EXAMPLE. Assume that the insured's attained age is under 40, that there have been no decreases in the principal sum, and that there are no outstanding loans. Under Option A, a Policy with a principal sum of $100,000 will pay a death benefit equal to the greater of $100,000 plus Contract Value or 250% of the Contract Value. Thus, a Policy with a Contract Value of $10,000 will have a death benefit of $60,000 (that is, the greater of $60,000 ($50,000 + $10,000) or $25,000 (250% of $10,000)).

    However, once the Contract Value exceeds $66,666, the death benefit determined by reference to the death benefit percentage ($66,666 X 250% = $166,666.50) will be greater than the principal sum plus Contract Value ($100,000 + $66,666 =$166,666). Each additional dollar of Contract Value above $66,666 will increase the death benefit by $2.50.

    Similarly, under this scenario, any time Contract Value exceeds $66,666, each dollar taken out of Contract Value will reduce the death benefit by $2.50.

    OPTION B EXAMPLE. Assume that the insured's attained age is under 40, there have been no withdrawals or decreases in principal sum, and that there are no outstanding loans. Under Option B, a Policy with a $100,000 principal sum will generally pay $100,000 in death benefits. However, because the death benefit must be equal to or be greater than 250% of Contract Value, any time the Contract Value exceeds $40,000, the death benefit will be determined as required by the Tax Code (Contract Value X 250%) and will exceed the principal sum of $100,000. Each additional dollar added to the Contract Value above $40,000 will increase the death benefit by $2.50.

    Similarly, so long as the Contract Value exceeds $40,000, each dollar taken out of the Contract Value will reduce the death benefit by $2.50.

                         CHANGING DEATH BENEFIT OPTIONS

    -  You may change death benefit options after the first Policy year.

    -  You must make your request in writing.

    -  We may require evidence of insurability.

    - You may not make more than one death benefit option change each Policy year.

    - The effective date of the change will be the monthly due date on or following the date when we approve your request for a change.

    - We will send you a Policy endorsement with the change to attach to your Policy.

    - Changing the death benefit option may have tax consequences. You should consult a tax adviser before changing the death benefit option.

    FROM OPTION A (VARIABLE DEATH BENEFIT) TO OPTION B (LEVEL DEATH BENEFIT)

         -  We do not require evidence of insurability.

         - The principal sum will change. The new Option B principal sum will equal the Option A principal sum plus the Contract Value on the effective date of the change.

         -  The minimum premium will increase.

         - The change in option affects the determination of the death benefit since Contract Value is no longer added to the principal sum. The death benefit will equal the new principal sum (or, if higher, the Contract Value times the applicable death benefit percentage).

    FROM OPTION B (LEVEL DEATH BENEFIT) TO OPTION A (VARIABLE DEATH BENEFIT)

         -  You must provide satisfactory evidence of insurability.

         - The principal sum will change. The new Option A principal sum will equal the Option B principal sum less the Contract Value immediately before the change, but the new principal sum will not be less than the minimum principal sum shown on your Policy's specifications page. WE WILL NOT IMPOSE ANY SURRENDER CHARGE SOLELY AS A RESULT OF THIS CHANGE IN PRINCIPAL SUM.

         -  The minimum premium will decrease.

         - The change in death benefit option affects the determination of the death benefit since Contract Value will be added to the new principal sum, and the death benefit will then vary with the Contract Value.

    A change in death benefit option may affect the future monthly cost of insurance charge, which varies with the Risk Insurance Amount. Generally, the Risk Insurance Amount is the amount by which the death benefit exceeds the Contract Value. (See "Charges and Deductions -- Monthly Deduction -- Cost of Insurance.") If the death benefit does not equal Contract Value times the death benefit percentage under either Options A or B, changing from Option A (variable death benefit) to Option B (level death benefit) will generally decrease the future Risk Insurance Amount. This would decrease the future cost of insurance charges. Changing from Option B (level death benefit) to Option A (variable death benefit) generally results in a Risk Insurance Amount that remains level. Such a change, however, results in an increase in cost of insurance charges over time, since the cost of insurance rates increase with the insured's age.

                   EFFECTS OF WITHDRAWALS ON THE DEATH BENEFIT

    If you have selected the variable death benefit (Option A), a withdrawal will not affect the principal sum. But if you have selected the level death benefit (Option B), a withdrawal (partial surrender) will reduce the principal sum by the amount of the withdrawal (not including surrender charges or the processing fee). The reduction in principal sum will be subject to the terms of the Changing the Principal Sum section below.

                           CHANGING THE PRINCIPAL SUM

    When you apply for the Policy, you tell us how much life insurance coverage you want on the life of the insured. We call this the principal sum. After the first Policy year, you may change the principal sum subject to the conditions described below. You may make no more than one change per Policy year. We will send you a Policy endorsement with the change to attach to your Policy.

    Increasing the principal sum could increase the death benefit. Decreasing the principal sum could decrease the death benefit. The amount of change in the death benefit will depend, among other things, upon the selected death benefit option and the degree to which the death benefit exceeds the principal sum prior to the change. Changing the principal sum could affect the subsequent level of death benefit and Policy values. An increase in the principal sum may increase the Risk Insurance Amount, thereby increasing your cost of insurance charge. Conversely, a decrease in the principal sum may decrease the Risk Insurance Amount, thereby decreasing your cost of insurance charge.

    We will not permit any change that would result in your Policy being disqualified as a life insurance contract under Section 7702 of the Internal Revenue Code. However, changing the principal sum may have other tax consequences. You should consult a tax adviser before changing the principal sum.

    INCREASES

      - You may increase the principal sum by submitting a written request and providing evidence of insurability satisfactory to us. The increase will be effective on the monthly due date following our approval of your request.

      -  The minimum increase is $10,000.

      - We deduct a processing fee from the Contract Value equal to $1.50 per $1,000 of increase. The fee cannot exceed $300. The processing fee will be deducted from the subaccounts and the fixed account on a pro-rata basis, unless you give us different instructions.

      - If the amount of the Contract Value is insufficient to cover the processing fee, you must add sufficient additional premiums before the increase in principal sum will become effective.

      - Increasing the principal sum will increase your Policy's minimum premium.

    DECREASES

      - You may decrease the principal sum, but not below the minimum principal sum amount shown on your Policy specifications page.

      - You must submit a written request to decrease the principal sum. Evidence of insurability is not required.

      - Any decrease must be at least $______, and will be effective on the monthly due date following our approval of your request.

      - Any decrease will first be used to reduce the most recent increase, then the next most recent increases in succession, and then the initial principal sum (subject to a surrender charge).

      - We will assess surrender charges. To determine the surrender charge for a decrease in principal sum, multiply the appropriate surrender charge factor (see Appendix B) by the number of thousands of principal sum at the time of issue that are now being decreased. Surrender charges will be deducted from the subaccounts and the fixed account on a pro-rata basis, unless you give us different instructions.

      - A decrease in principal sum may require that a portion of a Policy's Surrender Value be distributed as a partial surrender in order to maintain federal tax compliance.

      -  Decreasing the principal sum will reduce your Policy's minimum premium.

                                 PAYMENT OPTIONS

    There are several ways of receiving proceeds under the death benefit and surrender provisions of the Policy, other than in a lump sum. Information concerning these settlement options is available on request. None of these options vary with the investment performance of a variable account.

SURRENDERS AND WITHDRAWALS


                                   SURRENDERS

    - You may make a written request to surrender your Policy for its Surrender Value as calculated at the end of the Valuation Day when we receive your request. A surrender may have tax consequences.

    - The insured must be alive and the Policy must be in force when you make your written request. A surrender is effective as of the date when we receive your written request.

    - You will incur a surrender charge if you surrender the Policy during the first 15 Policy years. See Charges and Deductions.

    - Once you surrender your Policy, all coverage and other benefits under it cease and cannot be reinstated.

    - We will pay you the Surrender Value in a lump sum within seven days unless you request other arrangements.

    - Surrendering the Policy may have tax consequences. See "Federal Tax Consequences."

                               PARTIAL WITHDRAWALS

    After the second Policy Year, you may request a withdrawal of a portion of your Contract Value subject to certain conditions. Partial withdrawals may have tax consequences. See "Federal Tax Consequences."


WITHDRAWAL    -   You must make your partial withdrawal request to us in
CONDITIONS:       writing.
              -   You may make only one partial withdrawal each calendar
                  quarter.
              -   You must request at least $500.
              -   You cannot withdraw more than 75% of the Surrender Value
                  without surrendering the Policy.
              -   You can specify the subaccount(s) and fixed account from which to make the withdrawal, otherwise we will deduct the amount from the subaccounts and the fixed account on a pro-rata basis
                  (that is, according to the percentage of Contract Value contained in each subaccount and the fixed account).
              -   We will process the withdrawal at the unit values next
                  determined after we receive your request.
              -   We generally will pay a withdrawal request within seven
                  days after the Valuation Day when we receive the request.

    We deduct a $25 processing fee from the Contract Value for each withdrawal, but in no event will we deduct more than 2% of the amount withdrawn.

    In addition, if you make a partial withdrawal during the first 15 years from the issue date and you have elected the level death benefit (Option B), we will deduct a surrender charge from your Contract Value. The surrender charge on a withdrawal is equal to the appropriate surrender charge factor from the table in Appendix B, multiplied by the number of thousands in principal sum on the issue date, minus any reductions in principal sum for which we have already imposed a surrender charge. We will cancel units equal to the amount of the withdrawal, processing fee, and any surrender charge from the subaccounts and the fixed account according to your instructions, or on a pro-rata basis if you provide no instructions.

    If the level death benefit (Option B) is in effect at the time of a withdrawal, we will reduce the principal sum by the amount of the withdrawal (but not by any surrender charges or the processing fee). See Changing the Principal Sum -- Decreases. We will not allow any withdrawal to reduce the principal sum below the minimum principal sum set forth in the Policy.

TRANSFERS

    You may make transfers from the subaccounts or from the fixed account. We determine the amount you have available for transfers at the end of the Valuation Period when we receive your transfer request. WE MAY MODIFY OR REVOKE THE TRANSFER PRIVILEGE AT ANY TIME. The following features apply to transfers under the Policy:


-   You may make an unlimited number of transfers in a Policy Year.

-   You may request transfers in writing (in a form we accept), or by telephone.

- For SUBACCOUNT TRANSFERS, you must transfer the lesser of $250, or the total value in the subaccount.

- For FIXED ACCOUNT TRANSFERS, you may not transfer more than 25% of the unloaned value in the fixed account, unless the balance after the transfer is less than $250, in which case the entire amount will be transferred.

- We deduct a $25 charge from the amount transferred or from the remaining Contract Value (your choice) for the 7th and each additional transfer in a Policy Year. Transfers we effect on the reallocation date and transfers resulting from loans are NOT treated as transfers for the purpose of the transfer charge.

- We consider each written or telephone request to be a single transfer, regardless of the number of subaccounts (or fixed account) involved.

- We process transfers based on unit values determined at the end of the Valuation Day when we receive your transfer request.

                               TELEPHONE TRANSFERS

    Your Policy, as applied for and issued, will automatically receive telephone transfer privileges unless you provide other instructions. The telephone transfer privileges allow you to give authority to the registered representative or agent of record for your Policy to make telephone transfers and to change the allocation of future payments among the subaccounts and the fixed account on your behalf according to your instructions. To make a telephone transfer, you may call __________________ .

    Please note the following regarding telephone transfers:

      - We are not liable for any loss, damage, cost or expense from complying with telephone instructions we reasonably believe to be authentic. You bear the risk of any such loss.

      - We will employ reasonable procedures to confirm that telephone instructions are genuine.

      - Such procedures may include requiring forms of personal identification prior to acting upon telephone instructions, providing written confirmation of transactions to you, and/or tape recording telephone instructions received from you.

      - If we do not employ reasonable confirmation procedures, we may be liable for losses due to unauthorized or fraudulent instructions.

    The corresponding portfolio of any subaccount determines its net asset value per each share once daily, as of the close of the regular business session of the New York Stock Exchange ("NYSE") (usually 4:00 p.m. Eastern time), which coincides with the end of each Valuation Period. Therefore, we will process any transfer request we receive after the close of the regular business session of the NYSE, on any day the NYSE is open, using the net asset value for each share of the applicable portfolio determined as of the close of the next regular business session of the NYSE.

    If a Policy owner authorizes a third party to transact transfers on the Policy owner's behalf, we will reallocation the Contract Value, pursuant to the authorized asset allocation program. We do not offer or participate in any asset allocation program and we take no responsibility for any third party asset allocation program. We may suspend or cancel acceptance of a third party's instructions at any time and may restrict the investment options available for transfer under third party authorizations.

LOANS

    While the Policy is in force, you may borrow money from us using the Policy as the only security for the loan. A loan that is taken from, or secured by, a Policy may have tax consequences. See "Federal Tax Consequences."


LOANS CONDITIONS:  -   You may take a loan against the Policy for amounts up to
                       the Surrender Value minus loan interest you would have to pay to the next Policy anniversary date.

                   - To secure the loan, we transfer an amount equal to the loan from the variable account and fixed account to the loan account, which is a part of the fixed account. If your loan application does not specify any allocation instructions, we will transfer the loan from the subaccounts and the fixed account on a pro-rata basis (that is, according to the percentage of Contract Value contained in each subaccount and the fixed account).

                   - Amounts in the loan account earn interest at the guaranteed minimum rate of 4% per year, compounded annually. We may credit the loan account with an interest rate different than the fixed account.

                   - We normally pay the amount of the loan within seven days after we receive a proper loan request. We may postpone payment of loans under certain conditions. See Payments We Make.

                   - We charge you a maximum interest rate of 8% per year on your loan. Interest is due and payable at the end of each Policy year, or, if earlier, on the date of any loan increase or repayment. Unpaid interest becomes part of the outstanding loan and accrues interest accordingly.

                   - You may repay all or part of your outstanding loans at any time. LOAN REPAYMENTS MUST BE AT LEAST $25, AND MUST BE CLEARLY MARKED AS "LOAN REPAYMENTS" OR THEY WILL BE CREDITED AS PREMIUMS.

                   - Upon each loan repayment, we will transfer an amount equal to the loan repayment from the loan account to the fixed and/or variable account according to your current premium allocation schedule.

                   - We deduct any unpaid loans from the Surrender Value and death benefit proceeds payable on the insured's death.

                   - If any unpaid loan, including interest you owe, equals or exceeds the Contract Value, causing the Surrender Value to become zero, then your Policy will enter a 61-day grace period. See Policy Lapse.

                             EFFECTS OF POLICY LOANS

    A Policy loan affects the Policy, because we reduce the death benefit proceeds and Surrender Value under the Policy by the amount of any outstanding loan plus interest you owe on the loans. Repaying the loan causes the death benefit proceeds and Surrender Value to increase by the amount of the repayment. As long as a loan is outstanding, we hold an amount equal to the loan in the loan account. This amount is not affected by the variable account's investment performance and may not be credited with the interest rates accruing on the fixed account. Amounts transferred from the variable account to the loan account will affect the value in the variable account because we credit such amounts with an interest rate we declare rather than a rate of return reflecting the investment results of the variable account.

    There are risks involved in taking a Policy loan, a few of which include the potential for a Policy to lapse if projected earnings, taking into account outstanding loans, are not achieved. A Policy loan may also have possible adverse tax consequences that could occur if a Policy lapses with loans outstanding. See "Federal Income Tax Considerations." You should consult a tax adviser before taking out a Policy loan.

    We will notify you (and any assignee of record) if the sum of your loans plus any interest you owe on the loans is more than the Surrender Value. If you do not submit a sufficient payment within 61 days from the date of the notice, your Policy may lapse.

POLICY LAPSE

                                      LAPSE

    Certain circumstances will cause your Policy to enter a grace period during which you must make a sufficient payment to keep your Policy in force:

    - If your Policy's Surrender Value becomes zero, and cumulative premiums you have paid, less withdrawals, are less than the cumulative minimum premiums required under the Policy, then the Policy will enter a 61-day grace period.

    - If cumulative premiums you paid, less withdrawals, are greater than the cumulative minimum premiums, then the Policy will enter a 61-day grace period only if the Contract Value (minus outstanding loans and interest you owe) is too low to pay the entire monthly deduction due.

    Whenever your Policy enters the grace period, if you do not make a sufficient payment before the grace period ends, your Policy will terminate without value, insurance coverage will no longer be in effect, and you will receive no benefits. The payment must be sufficient enough to cause either one of the following conditions:

      1. the Surrender Value exceeds zero, after deducting all due and unpaid monthly deductions; OR

      2. cumulative premiums less withdrawals exceed cumulative minimum premiums; AND Contract Value minus any outstanding loan and interest you owe exceeds zero, after deducting all due and unpaid monthly deductions.

    If your Policy meets the circumstances where it would enter into a grace period, we will mail a notice to your last known address and any assignee of record. The 61-day grace period begins on the date of the notice. The notice will specify the minimum payment required and the final date by which we must receive the payment to keep the Policy from lapsing. If we do not receive the specified minimum payment by the end of the grace period, all coverage under the Policy will terminate.

FEDERAL TAX CONSIDERATIONS

    The following summary provides a general description of the Federal income tax considerations associated with a Policy and does not purport to be complete or to cover all situations. THIS DISCUSSION IS NOT INTENDED AS TAX ADVICE. Please consult counsel or other qualified tax advisors for more complete information. We base this discussion on our understanding of the present Federal income tax laws as they are currently interpreted by the Internal Revenue Service (the "IRS"). Federal income tax laws and the current interpretations by the IRS may change.

                            TAX STATUS OF THE POLICY

    A Policy must satisfy certain requirements set forth in the Internal Revenue Code (Code) in order to qualify as a life insurance contract for Federal income tax purposes and to receive the tax treatment normally accorded life insurance contracts under Federal tax law. There is limited guidance as to how these requirements are to be applied. Nevertheless, we believe that a Policy should satisfy the applicable Code requirements. Because of the absence of pertinent interpretations of the Code requirements, there is, however, some uncertainty about the application of such requirements to the Policy, particularly if the Policy is issued on a special premium class basis. If it is subsequently determined that a Policy does not satisfy the applicable requirements, we may take appropriate steps to bring the Policy into compliance with such requirements and we reserve the right to restrict Policy transactions in order to do so.

    In certain circumstances, owners of variable life insurance contracts have been considered for Federal income tax purposes to be the owners of the assets of the variable account supporting their contracts due to their ability to exercise investment control over those assets. Where this is the case, the contract owners have been currently taxed on income and gains attributable to the separate account assets. There is little guidance in this area, and some features of the Policies, such as the your flexibility to allocate premiums and Contract Values, have not been explicitly addressed in published rulings. While we believe that the Policy does not give you investment control over variable account assets, we reserve the right to modify the Policy as necessary to prevent you from being treated as the owner of the variable account assets supporting the Policy.

    In addition, the Code requires that the investments of the variable account be "adequately diversified" in order to treat the Policy as a life insurance contract for Federal income tax purposes. We intend that the variable account, through the portfolios, will satisfy these diversification requirements.

    The following discussion assumes that the Policy will qualify as a life insurance contract for Federal income tax purposes.

                        TAX TREATMENT OF POLICY BENEFITS

    IN GENERAL. We believe that the death benefit under a Policy should be excludible from the beneficiary's gross income. Federal, state and local transfer, and other tax consequences of ownership or receipt of Policy proceeds depend on your circumstances and the beneficiary's circumstances. You should consult a tax advisor on these consequences.

    Generally, you will not be deemed to be in constructive receipt of the Contract Value until there is a distribution. When distributions from a Policy occur, or when loans are taken out from or secured by (e.g., by assignment), a Policy, the tax consequences depend on whether the Policy is classified as a "Modified Endowment Contract."

    MODIFIED ENDOWMENT CONTRACTS. Under the Code, certain life insurance policies are classified as "Modified Endowment Contracts" ("MECs") and receive less favorable tax treatment than other life insurance contracts. Due to the Policy's flexibility, each Policy's circumstances will determine whether the Policy is classified as a MEC. The rules are too complex to be summarized here, but generally depend on the amount of premiums paid during the first seven Policy years. Certain changes in a Policy after it is issued (including a reduction in benefits at any time after issuance) could also cause it to be classified as a MEC. If you do not want your Policy to be classified as a MEC, you should consult a tax advisor to determine the circumstances, if any, under which your Policy would not be classified as a MEC.

    DISTRIBUTIONS FROM MODIFIED ENDOWMENT CONTRACTS. Policies classified as MECs are subject to the following tax rules:

    - All distributions other than death benefits from a MEC, including distributions upon surrender and withdrawals, will be treated first as distributions of gain taxable as ordinary income and as tax-free recovery of the Policy owner's investment in the Policy only after all gain has been distributed.

    - Loans taken from or secured by (e.g., by assignment) such a Policy are treated as distributions and taxed accordingly.

    - A 10% additional income tax is imposed on the amount included in income except where the distribution or loan is made when you have attained age 59 1/2 or are disabled, or where the distribution is part of a series of substantially equal periodic payments for your life (or life expectancy) or the joint lives (or joint life expectancies) of you, the beneficiary.

    - If a Policy becomes a MEC, distributions that occur during the Policy year will be taxed as distributions from a MEC. In addition, distributions from a Policy within two years before it becomes a MEC will be taxed in this manner. This means that a distribution from a Policy that is not a MEC at the time when the distribution is made could later become taxable as a distribution from a MEC.

    DISTRIBUTIONS FROM POLICIES THAT ARE NOT MODIFIED ENDOWMENT CONTRACTS. Distributions from a Policy that is not a MEC are generally treated first as a recovery of your investment in the Policy, and as taxable income after the recovery of all investment in the Policy. However, certain distributions which must be made in order to enable the Policy to continue to qualify as a life insurance contract for Federal income tax purposes if Policy benefits are reduced during the first 15 Policy Years may be treated in whole or in part as ordinary income subject to tax.

    Loans from or secured by a Policy that is not a MEC are generally not treated as distributions.

    Finally, neither distributions from nor loans from or secured by a Policy that is not a MEC are subject to the 10% additional tax.

    INVESTMENT IN THE POLICY. Your investment in the Policy is generally your aggregate premiums. When a distribution is taken from the Policy, your investment in the Policy is reduced by the amount of the distribution that is tax-free.

    POLICY LOANS. If a loan from a Policy is outstanding when the Policy is cancelled or lapses, the amount of the outstanding indebtedness will be added to the amount distributed and will be taxed accordingly. In general, interest you pay on a loan from a Policy will not be deductible. Before taking out a Policy loan, you should consult a tax advisor as to the tax consequences.

    MULTIPLE POLICIES. All MECs that we issue (or that our affiliates issue) to the same owner during any calendar year are treated as one MEC for purposes of determining the amount includible in the owner's income when a taxable distribution occurs.

    BUSINESS USES OF THE POLICY. The Policy may be used in various arrangements, including nonqualified deferred compensation or salary continuance plans, split dollar insurance plans, executive bonus plans, retiree medical benefit plans and others. The tax consequences of such plans and business uses of the Policy may vary depending on the particular facts and circumstances of each individual arrangement and business uses of the Policy. Therefore, if you are contemplating using the Policy in any arrangement the value of which depends in part on its tax consequences, you should be sure to consult a tax advisor as to tax attributes of the arrangement.

    POSSIBLE TAX LAW CHANGES. While the likelihood of legislative changes is uncertain, there is always a possibility that the tax treatment of the Policy could change by legislation or otherwise. It is even possible that any legislative change could be retroactive (effective prior to the date of the change). Consult a tax advisor with respect to legislative developments and their effect on the Policy.

    POSSIBLE CHARGES FOR OUR TAXES. At the present time, we make no charge for any Federal, state or local taxes (other than the charge for state premium taxes) that may be attributable to the subaccounts or to the Policy. We reserve the right to impose charges for any future taxes or economic burden we may incur.

OTHER POLICY INFORMATION


                         OUR RIGHT TO CONTEST THE POLICY

    In issuing this Policy, we rely on all statements made by or for the insured in the application or in a supplemental application. Therefore, if you make any material misrepresentation of a fact in the application (or any supplemental application), then we may contest the Policy's validity or may resist a claim under the Policy.

    In the absence of fraud, we cannot bring any legal action to contest the validity of the Policy after the Policy has been in force during the insured's lifetime for two years from the issue date, or if reinstated, for two years from the date of reinstatement. We will not contest any increase in principal sum after the increase has been in force for two years during the insured's lifetime. This provision also applies to any riders.

                                SUICIDE EXCLUSION

    If the insured commits suicide, while sane or insane, within two years of the issue date, the Policy will terminate and our liability is limited to an amount equal to the premiums paid, LESS any loans, and LESS any withdrawals previously paid. A new two-year period will apply to each increase in principal sum starting on the effective date of each increase. During this two-year period, the death benefit proceeds paid that are associated with an increase in principal sum will be limited to the monthly cost of insurance charges for the increase.

                           MISSTATEMENT OF AGE OR SEX

    If the insured's age or sex was stated incorrectly in the application or any supplemental application, we will adjust the death benefit to the amount that would have been payable at the correct age and sex based on the most recent deduction for cost of insurance. If the insured's age has been overstated or understated, we will calculate future monthly deductions using the cost of insurance based on the insured's correct age and sex.

                              MODIFYING THE POLICY

    Only one of our officers may modify this Policy or waive any of our rights or requirements under this Policy. Any modification or waiver must be in writing. No agent may bind us by making any promise not contained in this Policy.

    Upon notice to you, we may modify the Policy to:

      - conform the Policy, our operations, or the variable account's operations to the requirements of any law (or regulation issued by a government agency) to which the Policy, our company or the variable account is subject;

      - assure continued qualification of the Policy as a life insurance contract under the Federal tax laws; or

      -  reflect a change in the variable account's operation.

    If we modify the Policy, we will make appropriate endorsements to the Policy. If any provision of the Policy conflicts with the laws of a jurisdiction that govern the Policy, we will amend the provision to conform with such laws.

                           WHEN WE WILL MAKE PAYMENTS

    We usually pay the amounts of any surrender, withdrawal, death benefit proceeds, or settlement options within seven business days after we receive all applicable written notices and/or due proofs of death. However, we can postpone such payments if:

      - the NYSE is closed, other than customary weekend and holiday closing, or trading on the NYSE is restricted as determined by the Securities and Exchange Commission (SEC); OR

      - the SEC permits, by an order, the postponement for the protection of Owners; OR

      - the SEC determines that an emergency exists that would make the disposal of securities held in the variable account or the determination of their value not reasonably practicable.

    If you have submitted a recent check or draft, we have the right to defer payment of surrenders, withdrawals, death benefit proceeds, or payments under a payment option until such check or draft has been honored.

                                REPORTS TO OWNERS

    At least once each year, or more often as required by law, we will mail to Owners at their last known address a report showing the following information as of the end of the report period:

-   the current principal sum
-   the current death benefit
-   the Contract Value
-   the fixed account value
- the number of units, the unit value, and the total value in each subaccount
-   the Surrender Value
-   any withdrawals since the last report
-   premiums paid since the last report
-   fixed account transactions since the last report
-   all deductions since the last report
-   the amount of any outstanding loans
-   loan repayments since the last report
-   the dollar amount, the number of
    units involved, and the unit value
    of each subaccount transaction

    You may request additional copies of reports for a $5 fee. We will maintain all records relating to the variable account and the fixed account.

                               POLICY TERMINATION

    Your Policy will terminate on the earliest of:

         -  the maturity date               -   the end of the grace
            (insured's attained age 110)        period without a
                                                sufficient payment

         -  the date the insured            -   the date you surrender the
            dies                                Policy

                         SUPPLEMENTAL BENEFITS (RIDERS)

    The following supplemental benefits (riders) are available and may be added to a Policy. The cost of these benefits is added to the monthly deduction. The riders available with the Policies provide fixed benefits that do not vary with the investment experience of the variable account.

      -  waiver of monthly deductions due to insured's total disability

      -  term insurance on the insured's dependent children

      - payment of an accidental death benefit if the insured's death was caused by accidental bodily injury

      -  term insurance on additional insureds

      - payment of a monthly disablity benefit to the fixed account if the insured is totally disabled. This rider is designed to ensure the Policy remains in force even during periods when the policyowner is disabled and cannot pay normal premium. Surrender charges would be assessed and normal withdrawal limits (as explained on page __) would apply if you withdrew the monthly disability benefit.

    The benefits and restrictions are described in each rider. We will provide samples of these provisions upon request.

PERFORMANCE DATA

   HYPOTHETICAL ILLUSTRATIONS BASED ON ADJUSTED HISTORIC PORTFOLIO PERFORMANCE

    In order to demonstrate how the actual investment experience of the portfolios could have affected the death benefit, Contract Value and Surrender Value of the Policy, we will provide hypothetical illustrations using the actual investment experience of each portfolio since its inception. THESE HYPOTHETICAL ILLUSTRATIONS ARE DESIGNED TO SHOW THE PERFORMANCE THAT COULD HAVE RESULTED IF THE POLICY HAD BEEN IN EXISTENCE DURING THE PERIOD ILLUSTRATED.

    The values we illustrate for death benefit, Contract Value and Surrender Value take into account all charges and deductions from the Policy, the variable account and the portfolios. We have not deducted premium taxes or charges for any riders.

    For each portfolio, the illustrations show an initial premium of [____] and a principal sum of $100,000 for a male age 65, female age 65, non-tobacco use.

[HYPOTHETICAL ILLUSTRATIONS BASED ON ADJUSTED HISTORIC PORTFOLIO PERFORMANCE TO BE PROVIDED BY SUBSEQUENT AMENDMENT]

ADDITIONAL INFORMATION


                              SALE OF THE POLICIES

    The Policy will be sold by individuals who are licensed as our life insurance agents and who are also registered representatives of broker-dealers having written sales agreements for the Policy with _______________________, the principal underwriter of the Policy. ________________ is located at ________________________________, is registered with the SEC under the
Securities Exchange Act of 1934 as a broker-dealer, and is a member of the National Association of Securities Dealers, Inc. The maximum sales commission payable to Farmers' agents or other registered representatives will be approximately ___% of the premium. In addition, certain production, persistency and managerial bonuses may be paid. [DETAILS TO BE PROVIDED BY SUBSEQUENT AMENDMENT]

                                  LEGAL MATTERS

    Sutherland Asbill & Brennan LLP of Washington, D.C. has provided advice on certain legal matters relating to the Policy under the Federal securities laws. All matters of Washington law pertaining to the Policy have been passed upon by
M. Douglas Close, Vice President and General Counsel, Farmers New World Life Insurance Company.

                                LEGAL PROCEEDINGS

    Like other life insurance companies, we are involved in lawsuits . These actions are in various stages of discovery and development, and some seek punitive as well as compensatory damages. While it is not possible to predict the outcome of such matters with absolute certainty, we believe that the ultimate disposition of these proceedings should not have a material adverse effect on the consolidated results of operations or financial position for Farmers Insurance Group, Inc. In addition, we are, from time to time, involved as a party to various governmental and administrative proceedings. There are no pending or threatened lawsuits that will adversely impact the variable account.

                                YEAR 2000 MATTERS

    In 1995, Farmers Group, Inc., our parent company, initiated the "Year 2000 Project" in order to prepare for the information processing challenges presented by the approach of the new millennium. This project encompasses all major areas of our operations, including internal and vendor mainframe applications, mainframe systems software, third party interfaces, non-mainframe systems software, forms, facilities, and equipment. As we rely on computer software logic to maintain accurate records, the impact of the issues relating to the approach of the new millennium is significant to our ongoing performance. As such, a phased plan has been developed for completing this project. As of December 31, 1998, the first two phases of the project (the "Awareness and Initial Impact Assessment" and the "Year 2000 Workpackage and Development Blueprint Project" phases) have been successfully completed. The project is currently in its final phase (the "Year 2000 Conversion and Implementation Phase"). We have completed converting, implementing and testing 99% of its Year 2000 conversion programs. We are currently in the process of testing the remaining 1%. Management expects this phase to be completed by mid-1999.

    As of the date of this prospectus, we have identified and made available what we believe are the appropriate resources of hardware, people and dollars, including engaging outside third parties, to ensure that the our Year 2000 plan will be completed. In addition, we have evaluated our relationships with third parties with which we have a direct and material relationship to determine whether they are Year 2000 compliant. We have sent out questionnaires and warranty requests to all third party vendors and are currently in the process of performing compliance testing with all vendors to validate the vendors' claims regarding Year 2000 compliance. However, it is not possible to state with certainty that the operations of third parties will not be materially impacted in turn by other parties with whom they have business relationships.

    Preliminary drafts of our Year 2000 contingency plans have been completed. These plans are being reviewed and updated as more information become available. In the event that our vendors do not expect to be Year 2000 compliant, our contingency plans may include replacing such vendors.

    Resolving the Year 2000 computer problem is complex and multifaceted. We cannot know conclusively whether a response plan is successful until the Year 2000 arrives (or an earlier date if the systems or equipment address Year 2000 data prior to the Year 2000). Even with the appropriate and diligent pursuit of a well-conceived response plan, including testing procedures, there is no certainty that any company will achieve complete success. Also, the actions (or failure to act) of third parties beyond our knowledge or control may affect our ability to function unaffected to and through the Year 2000. See the Funds' prospectuses for information on their preparation for Year 2000.

                              FINANCIAL STATEMENTS

    This prospectus does not include financial statements of the variable account because, as of the date of this prospectus, the variable account had not yet commenced operations, had no assets, and had incurred no liabilities. Farmers' financial statements appear in Appendix C. Our financial statements should be distinguished from the variable account's financial statements and you should consider our financial statements only as bearing upon our ability to meet our obligations under the Policies.

                    FARMERS' EXECUTIVE OFFICERS AND DIRECTORS

    Farmers is governed by a board of directors. The following table sets forth the name, address and principal occupation during the past five years of each of Farmers' executive officers and directors.

                              BOARD OF DIRECTORS

                                                     PRINCIPAL OCCUPATION
NAME AND ADDRESS           POSITION WITH FARMERS     DURING PAST 5 YEARS
-------------------------------------------------------------------------------
Richard E. Bangert         Director                  Director since 1973
-------------------------------------------------------------------------------

Donald J. Covey            Director                  Director since 1976
-------------------------------------------------------------------------------

Martin D. Feinstein        Director                  Chairman of the Board of
                                                     Farmers Group, Inc. ("FGI")
                                                     since 11/97, Chief
                                                     Executive Officer of FGI
                                                     since 1/97, President of
                                                     FGI since 1/95 and director
                                                     of FGI since 2/95; director
                                                     of Allied Zurich p.l.c.
                                                     since 3/98 and member of
                                                     Group Executive Board of
                                                     Zurich Financial Services;
                                                     director of B.A.T. from
                                                     1/97 to 9/98; Senior Vice
                                                     President-Property and
                                                     Casualty Staff of FIG from
                                                     10/93 to 1/95;Chief
                                                     Operating Officer of FGI
                                                     from 1/95 to 1/97.
-------------------------------------------------------------------------------

James A. MacKinnon         Director                  Executive Vice President
                                                     and Chief Operating Officer
                                                     of FGI from 7/98 to 5/99;
                                                     director of FGI from 5/97
                                                     to 5/99; Senior Vice
                                                     President-Field
                                                     Operations-Mid-West Zone of
                                                     FGI from 1/92 to 1/96,
                                                     Senior Vice
                                                     President-Property and
                                                     Casualty of FGI from 1/96
                                                     to 1/97 and Executive Vice
                                                     President-Insurance
                                                     Operations from 1/97 to
                                                     1/98. Mr. MacKinnon retired
                                                     effective May 1, 1999,
                                                     pursuant to normal
                                                     retirement policy.
-------------------------------------------------------------------------------

                                                     PRINCIPAL OCCUPATION
NAME AND ADDRESS           POSITION WITH FARMERS     DURING PAST 5 YEARS
-------------------------------------------------------------------------------

Dennis I. Okamato          Director                  Vice President, U S West
                                                     Communications
-------------------------------------------------------------------------------

Keitha T. Schofield        Director                  Executive Vice
                                                     President-Support Services
                                                     of FGI since 1/98 and
                                                     director of FGI since 5/97;
                                                     Senior Vice President and
                                                     Chief Information Officer
                                                     of FGI from 5/95 to 1/97;
                                                     Executive Vice President -
                                                     Support Services and Chief
                                                     Information Officer from
                                                     1/97 to 1/98; Vice
                                                     President-Technology
                                                     Division of Continental
                                                     Airlines, Inc. from 1988
                                                     to 5/95.
-------------------------------------------------------------------------------

Gary R. Severson           Director                  Vice Chairman, Laird
                                                     Norton Trust Company
                                                     since 1997; Chairman of
                                                     the Board, First
                                                     Interstate Bank from ___
                                                     to ___.
-------------------------------------------------------------------------------

John F. Sullivan, Jr.      Director                  President, G. J.
                                                     Sullivan Company since
                                                     ______.

-------------------------------------------------------------------------------

C. Paul Patsis             President and Director    President, Marketing One
                                                     since 1989.
-------------------------------------------------------------------------------

The following table gives the name, address and principal occupation during the past five years of the senior officers of Farmers (other than officers listed above as directors).

                                SENIOR OFFICERS

                                                     PRINCIPAL OCCUPATION
NAME AND ADDRESS           POSITION WITH FARMERS     DURING PAST 5 YEARS
-------------------------------------------------------------------------------
John R. Patton             Assistant Vice President  Life Claims Manager for
                                                     Farmers from 1985 to
                                                     1998; Assistance Vice
                                                     President for Staff
                                                     Operations since 1998.
-------------------------------------------------------------------------------

                                                     PRINCIPAL OCCUPATION
NAME AND ADDRESS           POSITION WITH FARMERS     DURING PAST 5 YEARS
-------------------------------------------------------------------------------
Gerald E. Faulwell         Vice President            Senior Vice President and
                                                     Chief Financial Officer of
                                                     FGI since 9/98; Vice
                                                     President-Strategic
                                                     Planning, Budgeting and
                                                     Administration of FGI from
                                                     1/93 to 1/96 and Senior
                                                     Vice President-Strategic
                                                     Planning, Budgeting and
                                                     Administration of FGI
                                                     from 1/96 to 9/98.
-------------------------------------------------------------------------------
Howard E. Falk, Jr.        Vice President and
                           Assistant Treasurer
-------------------------------------------------------------------------------
Paul G. Secord             Vice President            Senior Vice President and
                                                     Chief Investment Officer of
                                                     FGI since 9/98; Senior Vice
                                                     President-Asset Management
                                                     of FGI from 12/95 to 9/98;
                                                     Senior Vice
                                                     President-Equity of Penn
                                                     Mutual from 1993 to
                                                     1995.
-------------------------------------------------------------------------------
Kathryn M. Callahan        Vice President and        Vice President and
                           Actuary                   Actuary at Farmers since
                                                     1987.
-------------------------------------------------------------------------------
M. Douglas Close           Vice President and
                           General Counsel
-------------------------------------------------------------------------------
James I. Randolph          Vice President and        Vice President and
                           Assistant Secretary       Assistant Secretary at
                                                     Farmers since 1991.
-------------------------------------------------------------------------------
David A. Demmon            Assistant Vice President  Assistant Vice President
                           and Treasurer             and Treasurer at Farmers
                                                     since 1992.
-------------------------------------------------------------------------------

    Farmers holds the assets of the variable account physically segregated and apart from the general account. Farmers maintains records of all purchases and sales of portfolio shares by each of the subaccounts. Additional protection for the assets of the variable account is provided by a blanket fidelity bond issued by Federal Insurance Company to Farmers Group, Inc. providing aggregate coverage of $30,000,000 (subject to a $500,000 deductible) for all officers and employees of Farmers Group, Inc.

ILLUSTRATIONS

    The following illustrations have been prepared to help show how certain values under the Policy change with different rates of investment performance over an extended period of time. The illustrations show Contract Value and Surrender Value as well as Death Benefits. The tables illustrate how Contract Values and Surrender Values, which reflect all applicable charges and deductions, and Death Benefits of the Policy of lives insured of given ages, would vary over time if the return on the assets of the portfolios was a uniform, gross, after-tax, annual rate of 0%, 6% or 12%. The tables assume that an annual premium of $______ was paid on the first day of the Policy year. The tables also show how the Policy would operate if premiums accumulated at 5% interest.

    The Contract Values, Surrender Values and Death Benefits shown in the tables reflect the fact that the net rate of return for each subaccount is lower than the gross rate of return on the portfolios as a result of expenses and fees incurred by the portfolios and the variable account. The illustrations assume that the assets in the portfolios are subject to an annual expense ratio of 0.___% of the average daily net assets. This annual expense ratio assumes an equal allocation of values between all subaccounts and is based on the arithmetic average of the expense ratios of each of the portfolios for the last fiscal year and take into account current expense reimbursement arrangements. The illustrations reflect the expense reimbursements in effect for the ____ and _____ portfolios. [Details on current expense reimbursement arrangements will be provided by subsequent amendment.] For information on portfolio expenses, see the portfolios' prospectuses.

    The illustrations also take into account the daily charge for assuming mortality and expense risks assets against each subaccounts. This charge is equivalent to an annual charge of 0.90% of the average net assets in the subaccounts. The illustrations also take into account the premium charge, the monthly deduction (using current monthly Policy charges), and the surrender charges where applicable. Cost of insurance charges are based on the [1980 COMMISSIONERS STANDARD ORDINARY MORTALITY TABLE.]

    Taking into consideration the assumed annual average portfolio expenses of 0.___% and the 0.90% annual charge for mortality and expense risks, the gross annual rates of return of 0%, 6% and 12% correspond to approximate net annual rates of return of -_.___%, _.___% and _.___%.

    The tables illustrating Policy values are based on the assumptions that you pay the premiums indicated, you do not increase your principal sum, and you do not make any withdrawals or Policy loans. The values under the Policy will be different from those shown even if the portfolio returns averaged 0%, 6% or 12%, but fluctuated over and under those averages throughout the years shown.

    THE HYPOTHETICAL INVESTMENT RETURNS ARE PROVIDED ONLY TO ILLUSTRATE THE MECHANICS OF A HYPOTHETICAL POLICY AND DO NOT REPRESENT PAST OR FUTURE INVESTMENT RATES OF RETURN. Actual rates of return for a particular Policy may be more or less than the hypothetical investment rates of return. The actual return on your Contract Value will depend on factors such as the amounts you allocate to particular portfolios, the amounts deducted for the Policy's monthly charges, the portfolios' expense ratios, your Policy loan and withdrawal history, and rates of inflation.

    Separate illustrations on each of the following pages reflect our current cost of insurance charges and the higher guaranteed maximum cost of insurance that we have has the contractual right to charge. The illustrations assume no charges for Federal or state taxes or charges for supplemental benefits.

    The illustrations are based on Farmers' sex distinct rates for non-tobacco users. Upon request, we will furnish a comparable illustration based upon the proposed Insured's individual circumstances. Such illustrations may assume different hypothetical rates of return than those illustrated in the following illustrations.

[to be filed by subsequent amendment]

APPENDIX A - GUARANTEED MAXIMUM COST OF INSURANCE RATES

-------------------------------------------------------------------------------------
                           GUARANTEED MAXIMUM MONTHLY
                             COST OF INSURANCE RATES
                       Per $1000 of Risk Insurance Amount
-------------------------------------------------------------------------------------
     Attained         Cost of Insurance       Attained        Cost of Insurance
        Age                 Rate                Age                 Rate
------------------------------------------------------------------------------------
        21                0.13788                 62                1.35058
        22                0.13539                 63                1.50009
        23                0.13207                 64                1.66621
        24                0.12875                 65                1.84812
        25                0.12459                 66                2.04497
        26                0.12210                 67                2.25096
        27                0.12044                 68                2.48520
        28                0.11961                 69                2.73937
        29                0.11961                 70                3.02676
        30                0.12044                 71                3.35485
        31                0.12293                 72                3.73361
        32                0.12625                 73                4.16221
        33                0.13124                 74                4.63317
        34                0.13705                 75                5.13652
        35                0.14370                 76                5.66811
        36                0.15117                 77                6.22379
        37                0.16114                 78                6.80688
        38                0.17194                 79                7.43566
        39                0.18357                 80                8.13005
        40                0.19769                 81                8.90834
        41                0.21264                 82                9.78630
        42                0.22842                 83               10.75978
        43                0.24586                 84               11.80967
        44                0.26497                 85               12.91190
        45                0.28656                 86               14.05233
        46                0.30982                 87               15.21353
        47                0.33474                 88               16.39051
        48                0.36215                 89               17.59988
        49                0.39205                 90               18.85909
        50                0.42611                 91               20.19721
        51                0.46514                 92               21.66408
        52                0.51000                 93               23.40255
        53                0.56150                 94               25.73492
        54                0.61881                 95               29.22599
        55                0.68276                 96               34.96802
        56                0.75254                 97               44.93622
        57                0.82646                 98               61.89321
        58                0.90869                 99               83.06141
        59                1.00089              100-109              0.00000
        60                1.10389
        61                1.21851

            If the insured is in a special premium class, the guaranteed maximum monthly cost of insurance rate will be the rate shown in the table times the special premium class rating factor shown on the Policy Specifications page.

APPENDIX B - TABLE OF SURRENDER CHARGE FACTORS

To determine the total surrender charge from the table below:

1. Find the appropriate factor for the insured's age at the date of issue and the number of full policy years completed since that date.
2.       Multiply this factor by:
         a. the number of thousands of principal sum on the issue date, minus
         b. any reductions in principal sum for which a surrender charge has already been imposed.

To determine the surrender charge for a decrease in principal sum:

1. Find the appropriate factor for the insured's age at the date of issue and the number of full policy years completed since that date.

2. Multiply this factor by the number of thousands of principal sum at the time of issue that are now being decreased.

                                  Number of Full Policy Years Completed since the Issue Date

 Issue Age          0          1          2         3         4            5          6           7         8
             ----------------------------------------------------------------------------------------------------
     21            8.04       8.04       8.04       8.04       8.04        8.04        7.24       6.43      5.63
     22            8.28       8.28       8.28       8.28       8.28        8.28        7.45       6.62      5.80
     23            8.52       8.52       8.52       8.52       8.52        8.52        7.67       6.82      5.96
     24            8.76       8.76       8.76       8.76       8.76        8.76        7.88       7.01      6.13
     25            9.00       9.00       9.00       9.00       9.00        9.00        8.10       7.20      6.30
     26            9.60       9.60       9.60       9.60       9.60        9.60        8.64       7.68      6.72
     27           10.20      10.20      10.20      10.20      10.20       10.20        9.18       8.16      7.14
     28           10.80      10.80      10.80      10.80      10.80       10.80        9.72       8.64      7.56
     29           11.40      11.40      11.40      11.40      11.40       11.40       10.26       9.12      7.98
     30           12.00      12.00      12.00      12.00      12.00       12.00       10.80       9.60      8.40
     31           12.87      12.87      12.87      12.87      12.87       12.87       11.58      10.29      9.01
     32           13.73      13.73      13.73      13.73      13.73       13.73       12.36      10.99      9.61
     33           14.60      14.60      14.60      14.60      14.60       14.60       13.14      11.68     10.22
     34           15.47      15.47      15.47      15.47      15.47       15.47       13.92      12.37     10.83
     35           16.34      16.34      16.34      16.34      16.34       16.34       14.70      13.07     11.43
     36           17.14      17.14      17.14      17.14      17.14       17.14       15.43      13.71     12.00
     37           17.95      17.95      17.95      17.95      17.95       17.95       16.15      14.36     12.56
     38           18.76      18.76      18.76      18.76      18.76       18.76       16.88      15.00     13.13
     39           19.56      19.56      19.56      19.56      19.56       19.56       17.61      15.65     13.69
     40           20.37      20.37      20.37      20.37      20.37       20.37       18.33      16.30     14.26
     41           21.55      21.55      21.55      21.55      21.55       21.55       19.39      17.24     15.08
     42           22.72      22.72      22.72      22.72      22.72       22.72       20.45      18.18     15.91
     43           23.90      23.90      23.90      23.90      23.90       23.90       21.51      19.12     16.73
     44           25.07      25.07      25.07      25.07      25.07       25.07       22.57      20.06     17.55
     45           26.25      26.25      26.25      26.25      26.25       26.25       23.63      21.00     18.38
     46           28.03      28.03      28.03      28.03      28.03       28.03       25.23      22.42     19.62
     47           29.81      29.81      29.81      29.81      29.81       29.81       26.83      23.85     20.87
     48           31.59      31.59      31.59      31.59      31.59       31.59       28.43      25.27     22.11
     49           33.37      33.37      33.37      33.37      33.37       33.37       30.03      26.69     23.36
     50           35.15      35.15      35.15      35.15      35.15       35.12       31.63      28.12     24.60


                                Number of Full Policy Years Completed since the Issue Date
                                                                                               15
 Issue Age      9           10           11            12             13           14        or more
             ---------------------------------------------------------------------------------------
     21          4.82        4.02          3.22           2.41         1.61         0.80      0.00
     22          4.97        4.14          3.31           2.48         1.66         0.83      0.00
     23          5.11        4.26          3.41           2.56         1.70         0.85      0.00
     24          5.26        4.38          3.50           2.63         1.75         0.88      0.00
     25          5.40        4.50          3.60           2.70         1.80         0.90      0.00
     26          5.76        4.80          3.84           2.88         1.92         0.96      0.00
     27          6.12        5.10          4.08           3.06         2.04         1.02      0.00
     28          6.48        5.40          4.32           3.24         2.16         1.08      0.00
     29          6.84        5.70          4.56           3.42         2.28         1.14      0.00
     30          7.20        6.00          4.80           3.60         2.40         1.20      0.00
     31          7.72        6.43          5.15           3.86         2.57         1.29      0.00
     32          8.24        6.87          5.49           4.12         2.75         1.37      0.00
     33          8.76        7.30          5.84           4.38         2.92         1.46      0.00
     34          9.28        7.73          6.19           4.64         3.09         1.55      0.00
     35          9.80        8.17          6.53           4.90         3.27         1.63      0.00
     36         10.29        8.57          6.86           5.14         3.43         1.71      0.00
     37         10.77        8.97          7.18           5.38         3.59         1.79      0.00
     38         11.25        9.38          7.50           5.63         3.75         1.88      0.00
     39         11.74        9.78          7.83           5.87         3.91         1.96      0.00
     40         12.22       10.19          8.15           6.11         4.07         2.04      0.00
     41         12.93       10.77          8.62           6.46         4.31         2.15      0.00
     42         13.63       11.36          9.09           6.82         4.54         2.27      0.00
     43         14.34       11.95          9.56           7.17         4.78         2.39      0.00
     44         15.04       12.54         10.03           7.52         5.01         2.51      0.00
     45         15.75       13.13         10.50           7.88         5.25         2.63      0.00
     46         16.82       14.01         11.21           8.41         5.61         2.80      0.00
     47         17.88       14.90         11.92           8.94         5.96         2.98      0.00
     48         18.95       15.79         12.63           9.48         6.32         3.16      0.00
     49         20.02       16.68         13.35          10.01         6.67         3.34      0.00
     50         21.09       17.57         14.06          10.54         7.03         3.51      0.00

                                  Number of Full Policy Years Completed since the Issue Date

 Issue Age          0          1          2         3         4            5          6           7         8
             ----------------------------------------------------------------------------------------------------
     51           37.00      37.00      37.00      37.00      37.00       36.30       33.30      29.60     25.90
     52           38.86      38.86      38.86      38.86      38.55       37.55       34.97      31.09     27.20
     53           40.72      40.72      40.72      40.72      39.94       38.87       36.64      32.57     28.50
     54           42.57      42.57      42.57      42.56      41.42       40.26       38.32      34.06     29.80
     55           44.43      44.43      44.43      44.21      42.97       41.73       39.99      35.54     31.10
     56           47.80      47.80      47.27      45.95      44.62       43.28       41.93      38.24     33.46
     57           51.17      50.63      49.22      47.80      46.36       44.92       43.47      40.94     35.82
     58           54.35      52.84      51.31      49.76      48.21       46.66       45.10      43.55     38.18
     59           56.83      55.18      53.52      51.86      50.18       48.51       46.84      45.18     40.54
     60           58.26      56.51      54.75      52.99      51.22       49.46       47.70      45.94     42.90


                                Number of Full Policy Years Completed since the Issue Date
                                                                                                15
 Issue Age      9           10           11            12             13           14        or more
             -----------------------------------------------------------------------------------------------
     51         22.20       18.50         14.80          11.10         7.40         3.70      0.00
     52         23.32       19.43         15.54          11.66         7.77         3.89      0.00
     53         24.43       20.36         16.29          12.21         8.14         4.07      0.00
     54         25.54       21.29         17.03          12.77         8.51         4.26      0.00
     55         26.66       22.22         17.77          13.33         8.89         4.44      0.00
     56         28.68       23.90         19.12          14.34         9.56         4.78      0.00
     57         30.70       25.59         20.47          15.35        10.23         5.12      0.00
     58         32.73       27.27         21.82          16.36        10.91         5.45      0.00
     59         34.75       28.96         23.17          17.38        11.58         5.79      0.00
     60         36.77       30.65         24.52          18.39        12.26         6.13      0.00



                             SURRENDER CHARGE TABLE
                                  (Continued)

                                      Number of Full Policy Years Completed since the Issue Date


 Issue Age       0           1            2            3              4          5           6          7          8
            ----------------------------------------------------------------------------------------------------------
     61        58.20       56.38        54.57        52.75          50.93      49.12       47.31      45.50    43.70
     62        58.13       56.26        54.38        52.51          50.64      48.77       46.91      45.06    43.22
     63        58.07       56.13        54.20        52.27          50.34      48.42       46.51      44.61    42.74
     64        58.00       56.01        54.01        52.02          50.03      48.06       46.10      44.16    42.26
     65        57.94       55.87        53.81        51.76          49.71      47.68       45.68      43.72    41.80
     66        57.87       55.73        53.60        51.49          49.38      47.31       45.27      43.29    41.37
     67        57.79       55.58        53.38        51.21          49.05      46.95       44.89      42.90    40.96
     68        57.71       55.43        53.17        50.93          48.74      46.61       44.54      42.53    40.58
     69        57.63       55.28        52.95        50.68          48.46      46.31       44.22      42.19    40.22
     70        57.55       55.13        52.76        50.45          48.21      46.04       43.93      41.87    39.87
     71        57.48       55.01        52.60        50.26          48.00      45.80       43.66      41.56    39.52
     72        57.42       54.91        52.47        50.10          47.81      45.57       43.39      41.25    39.17
     73        57.37       54.83        52.35        49.96          47.62      45.33       43.10      40.93    38.82
     74        57.34       54.75        52.24        49.80          47.41      45.08       42.80      40.60    38.49
     75        57.30       54.67        52.11        49.61          47.17      44.79       42.49      40.28    38.19
     76        57.25       54.57        51.95        49.40          46.90      44.49       42.18      39.99    37.92
     77        57.19       54.45        51.77        49.16          46.63      44.21       41.91      39.74    37.69
     78        57.12       54.31        51.57        48.92          46.38      43.97       41.69      39.54    37.51
     79        57.05       54.17        51.38        48.72          46.18      43.79       41.53      39.39    37.34
     80        56.97       54.04        51.24        48.57          46.06      43.69       41.43      39.28    37.18


                    Number of Full Policy Years Completed since the Issue Date

                                                                                                  15
 Issue Age                  9          10           11          12          13         14       or more
                   ------------------------------------------------------------------------------------
     61                   39.03      32.53        26.02       19.52       13.01        6.51     0.00
     62                   41.29      34.41        27.53       20.64       13.76        6.88     0.00
     63                   40.90      36.29        29.03       21.77       14.52        7.26     0.00
     64                   40.41      38.17        30.54       22.90       15.27        7.63     0.00
     65                   39.95      38.15        32.04       24.03       16.02        8.01     0.00
     66                   39.51      37.70        33.76       25.32       16.88        8.44     0.00
     67                   39.09      37.26        35.47       26.61       17.74        8.87     0.00
     68                   38.68      36.83        35.02       27.90       18.60        9.30     0.00
     69                   38.29      36.41        34.57       29.19       19.46        9.73     0.00
     70                   37.90      35.99        34.14       30.47       20.32       10.16     0.00
     71                   37.52      35.59        33.75       31.99       21.41       10.70     0.00
     72                   37.15      35.23        33.39       31.67       22.50       11.25     0.00
     73                   36.81      34.89        33.09       31.38       23.59       11.79     0.00
     74                   36.49      34.60        32.82       31.13       24.68       12.34     0.00
     75                   36.21      34.34        32.57       30.88       25.77       12.89     0.00
     76                   35.97      34.11        32.34       30.61       27.51       13.76     0.00
     77                   35.75      33.89        32.08       30.28       28.45       14.63     0.00
     78                   35.55      33.65        31.76       29.84       27.84       15.50     0.00
     79                   35.35      33.36        31.34       29.24       26.98       16.37     0.00
     80                   35.09      32.97        30.76       28.38       25.76       17.25     0.00

APPENDIX C - FINANCIAL STATEMENTS


FARMERS NEW WORLD LIFE INSURANCE COMPANY

[to be filed by subsequent amendment]

                                     Part II

                           UNDERTAKING TO FILE REPORTS

       Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned Registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.

                    STATEMENT WITH RESPECT TO INDEMNIFICATION

Under its By-laws, Farmers, to the full extent permitted by the Washington Business Corporation Act, will indemnify any person who was or is a party to any proceeding by reason of the fact that he or she is or was a director of Farmers, as provided below.

By-laws of Farmers New World Life Insurance Company (as amended October 24,
1995)

              INDEMNIFICATION OF DIRECTORS, OFFICERS AND EMPLOYEES

SECTION 47. (a) RIGHT OF INDEMNITY. Each person who acts as a Director, officer or employee of the corporation shall be indemnified by the corporation for all sums which he becomes obligated to pay, (including counsel fees, expenses and court costs actually and necessarily incurred by him) in connection with any action, suit or proceeding in which he is made a party by reason of his being, or having been a Director, officer, or employee of the corporation, except in relation to matters as to which he shall be adjudged in such action, suit or proceeding to be liable for bad faith or misconduct in the performance of his duties as such Director, officer or employee, and except any sum paid to the corporation in settlement of an action, suit or proceeding based upon bad faith or misconduct in the performance of his duties.

       (b) SCOPE OF INDEMNITY. The right of indemnification in this article provided shall inure to each Director, officer and employee of the corporation, whether or not he is such Director, officer or employee at the time he shall become obligated to pay such sums, and whether or not the claim asserted against him is based on matters which antedate the adoption of this article; and in the event of his death shall extend to his legal representatives. Each person who shall act as a Director, officer or employee of the corporation shall be deemed to be doing so in reliance upon such right of indemnification; and such right shall not be deemed exclusive of any other right to which any such person may be entitled, under any by-law, agreement, vote of stockholders, or otherwise.

       (c) DETERMINATION OF CLAIMS FOR INDEMNITY. The Board of Directors of the corporation, acting at a meeting at which a majority of the quorum is unaffected by self-interest (notwithstanding that other members of the quorum present but not voting may be so affected), shall determine the propriety and reasonableness of any indemnity claimed under this article, and such determination shall be final and conclusive. If, however, a majority of a quorum of the Board which is unaffected by self-interest and willing to act is not obtainable, the Board in its discretion may appoint from among the stockholders who are not Directors or officers or employees of the corporation, a committee of two or more persons to consider and determine any such question, and the determination of such committee shall be final and conclusive.


                              RULE 484 UNDERTAKING

       Insofar as indemnification for liability arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.


                 REPRESENTATION PURSUANT TO SECTION 26(e)(2)(A)

       Farmers New World Life Insurance Company hereby represents that the fees and charges deducted under the Policy, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by the Company.

                       CONTENTS OF REGISTRATION STATEMENT

This Registration Statement comprises the following papers and documents:

       The facing sheet.
       The prospectus consisting of 57 pages.
       Undertaking to file reports.
       Statement with respect to indemnification.
       Rule 484 undertaking.
       Representation pursuant to Section 26(e)(2)(A).
       The signatures.

       Written consents of the following persons: ____________________________. The following exhibits, corresponding to those required by paragraph A of the instructions as to exhibits in Form N-8B-2:
       1.
              A.
              (1) Resolution of the Board of Directors of Farmers New World Life Insurance Company establishing Farmers Variable Life Separate Account A
              (2)    Not Applicable
              (3)    (a)  Form of Underwriting Agreement (1)
                     (b)  Form of Distribution Agreement (1)
                     (c)  Schedule of Sales Commissions (1)
              (4)    Not applicable
              (5)    (a)  Specimen Flexible Premium Variable Life Insurance
                          Policy
                     (b)  Monthly Disability Benefit Rider
                     (c)  Waiver of Deduction Benefit Rider
                     (d)  Accidental Death Benefit Rider
                     (e)  Additional Insured Term Insurance Rider
                     (f)  Children's Term Insurance Rider
              (6)    (a)  Articles of Incorporation of Farmers New World Life
                          Insurance Company
                     (b)  By-laws of Farmers New World Life Insurance Company
              (7)    Not applicable
              (8)    Form of participation agreements (1)
              (9)    Not applicable
              (10)   Application form (1)
              (11) Description of issuance, transfer and redemption procedures (1)

              B.     Not applicable

              C.     Not applicable

       2. Opinion and consent of M. Douglas Close, Esq. as to the legality of the securities being registered (1)

       3.     Not applicable

       4.     Not applicable

       5.     Not applicable

       6. Opinion and consent of ________________________, as to actuarial matters pertaining to the securities being registered (1)

       7.     (a)    Consent of Independent Accountants (1)
              (b)    Consent of Sutherland Asbill & Brennan LLP (1)

       8.     Powers of Attorney


-----------------

(1)    To be filed by amendment.

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant, Farmers Variable Life Separate Account A, has duly caused this initial registration statement to be signed on its behalf by the undersigned thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of Mercer Island the State of Washington, on this 27th day of July, 1999.

                                   Farmers Variable Life Separate Account A
(SEAL)                                     (Registrant)

                                   By: Farmers New World Life Insurance Company
                                            (Depositor)

Attest:  /s/ John R. Patton                 By:  /s/ C. Paul Patsis
         ------------------------------         --------------------------------
          John R. Patton                        C. Paul Patsis
          Assistant Vice President              President
          Farmers New World Life                Farmers New World Life Insurance
          Insurance Company                     Company



Pursuant to the requirements of the Securities Act of 1933, Farmers New World Life Insurance Company has duly caused this initial registration statement to be signed on its behalf by the undersigned thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of Mercer Island and the State of Washington, on the 27th day of July, 1999.


                                   Farmers New World Life Insurance Company

(SEAL)

Attest:  /s/ John R. Patton                By:  /s/ C. Paul Patsis
         -----------------------------          --------------------------------
           John R. Patton                      C. Paul Patsis
           Assistant Vice President            President
           Farmers New World Life              Farmers New World Life Insurance
           Insurance Company                   Company

Pursuant to the requirements of the Securities Act of 1933, this initial registration statement has been signed below by the following persons in the capacities indicated on the date(s) set forth below.

Signature                                   Title                                   Date
---------                                   -----                                   ----

/s/ C. Paul Patsis                 President and Director                       July 27, 1999
-----------------------------      (Principal Executive Officer)
C. Paul Patsis


/s/ David A. Demmon                Assistant Vice President and Treasurer       July 27, 1999
-----------------------------      (Principal Accounting Officer and
David A. Demmon*/                  Principal Financial Officer)

/s/ Richard E. Bangert             Director                                     July 27, 1999
-----------------------------
Richard E. Bangert*/

/s/ Donald J. Covey                Director                                     July 27, 1999
-----------------------------
Donald J. Covey*/

/s/ Martin D. Feinstein            Director                                     July 27, 1999
-----------------------------
Martin D. Feinstein*/

/s/ James A. MacKinnon             Director                                     July 27, 1999
-----------------------------
James A. MacKinnon*/

/s/ Dennis I. Okamoto              Director                                     July 27, 1999
-----------------------------
Dennis I. Okamoto*/

/s/ Keitha T. Schofield            Director                                     July 27, 1999
-----------------------------
Keitha T. Schofield*/

/s/ Gary R. Severson               Director                                     July 27, 1999
-----------------------------
Gary R. Severson*/

/s/ John F. Sullivan, Jr.          Director                                     July 27, 1999
-----------------------------
John F. Sullivan, Jr.*/

*/  By C. Paul Patsis, pursuant to powers of attorney filed herewith.

Exhibit Index

1.A.(1) Resolution of the Board of Directors of Farmers New World Life Insurance Company establishing Farmers Variable Life Separate Account A

1.A.(5)(a)  Specimen Flexible Premium Variable Life Insurance Policy

1.A.(5)(b)  Monthly Disability Benefit Rider

1.A.(5) (c) Waiver of Deduction Benefit Rider

1.A.(5) (d) Accidental Death Benefit Rider

1.A.(5) (e) Additional Insured Term Insurance Rider

1.A.(5) (f) Children's Term Insurance Rider

1.A.(6)(a)  Articles of Incorporation of Farmers New World Life Insurance
            Company

1.A.(6)(b)  By-laws of Farmers New World Life Insurance Company

8.          Powers of Attorney